PARLEX 2004 ANNUAL REPORT

CHANGING LIVES FOR A BETTER TOMORROW









Profile

As a global leader in the design and manufacture of flexible interconnect technology and electronic assemblies, Parlex is committed to meeting the demanding, increasingly sophisticated needs of the electronics industry – not just for today, but for tomorrow as well.

In developing efficient and reliable solutions for the computer, automotive, telecom, appliance, smart card, RFID, medical, and aerospace markets, Parlex strives to make our global community healthier, safer and a more secure place to live. Recent partnerships with industry innovators have led to the production of next generation blood glucose monitors, occupant airbag sensing devices, and smart banking and security cards.

Parlex employs more than 2,500 dedicated professionals at its operations in North America, Asia, and Europe.

2004 MILESTONES

- Parlex UK certified to TS 16949
- Parlex commercializes additive technology
- Parlex ships 75 million smart card substrates
- Commissioned lead free SMT line in China
- Parlex selected by JCI as Gold Supplier for 3rd straight year
- Parlex selected as one of only 40 top Whirlpool suppliers

MARKET SUMMARY FISCAL YEAR 2004


17% Medical
13% Military/Aero
8% Telecom
4% Electronic ID
14% Automotive
22% Computer
9% Diversified Electronics
13% Appliance

FISCAL YEAR REVENUES

($ in millions)


$30
$28
$26
$24
$22
$20
$18
Q1
Q2
Q3
Q4

A Letter to our Shareholders

DEAR SHAREHOLDER,

Fiscal year 2004 saw Parlex Corporation make significant progress across several fronts. Revenues grew 15% year over year and 55% versus the fourth quarter of the prior year. Losses from operations were reduced considerably, although any losses are unacceptable. We were able to bring new technologies to market, secure significant business from target customers, expand and enhance our capability in China and negotiate several noteworthy alliances.

Certainly, we are disappointed that we have not yet achieved our number one goal, a return to profitability. All manufacturing operations, worldwide, except for the flexible multilayer operation, located in Methuen, Massachusetts, were profitable. We understand what needs to be done and we are executing accordingly. Our losses are driven by the significant under utilization in the multilayer operation. This situation, created several years ago by the collapse of the telecom infrastructure market, was magnified by an exodus of much of our customers' production to Asia. As a result, the multilayer operation lost 65% of its revenues, almost overnight.

We have made slow but steady progress in the recovery with a focus toward generating a sufficient level of sales for the multilayer operation. Military business increased 26% in fiscal year 2004 and is expected to grow at a greater rate in fiscal year 2005. The most significant achievement has been an alliance with Delphi wherein Parlex will produce all of their military flexible circuits and Delphi will provide assembly operations for Parlex. This arrangement could add up to $7 million in additional annualized revenues for the multilayer activity in Methuen.

We see a strong and growing addressable market for our multilayer technology. In particular, the military–aerospace and medical markets represent excellent opportunities. We continue to possess leading technology, highly skilled employees and a strong reputation for design capability. In addition, our success in other operations such as Parlex Shanghai has been the result of technology emanating from the Methuen, Massachusetts operation which is home to much of our R&D activity. This product line is important and we have taken the actions necessary to return this operation to profitability.

Our Polymer Thick Film operations in Rhode Island and the UK posted excellent financial results for fiscal year 2004. In the USA, the appliance business increased to over $12 million, primarily for dishwasher electronic assemblies. We also are delivering range top assemblies and will enter volume production for the laundry segment this year. Both the UK and USA saw significant growth in disposable medical products. A number of FDA approved products are in production including glucose sensors, blood oximetry sensors, nerve diagnostic sensors and EKG sensors. Medical electronics is the fastest growing market for Parlex, evidenced by a 100% increase in medical revenues over the past 12 months. In fiscal 2004, medical products represented 17% of total revenues.

Our laminated cable business has remained solid and profitable. We enjoy a unique niche position in North America as the provider of choice for high mix, medium volume business. Our ability to quickly respond to customer requirements has made us the #1 laminated cable supplier in the United States.

In fiscal year 2004, China experienced 65% revenue growth and enjoyed solid earnings. Our Asian operation has been the recipient of most of our investment over the past few years and we are seeing a return on this investment that validates our strategy.

Our principal business in Asia supports the computer market but we have recorded significant growth in telecom handsets and a range of automotive products including keyless entry, navigation sets, automotive DVD players, dashboard displays and engine control units. China also produces our proprietary PALFlex II product for smart card applications. We are uniquely positioned in this market and have an exclusive supply agreement with the world's largest producer of smart card chips. We will see sustained growth in this business over the next several years.

Financing our growth in mainland China has historically been a distinct challenge. Credit has, until this past year, been limited to short-term local bank borrowings often requiring local guarantees and annual repayment. Recent changes in China's financial markets have opened access to an increased number of foreign banks. In September 2004, we completed a $5 million asset based working capital line with Bank of China to better align financing with local requirements.

With a top line we expect to continue to grow, we are well along on the road to profitability. This steadily increasing level of business is the result of our engineering innovation. Clearly, our long-term viability has been linked to our ability to bring innovative technical solutions to our customers. We have continued to create new flexible interconnect products that will fuel significant opportunities for the foreseeable future.

Several development programs will begin their transition to production in fiscal year 2005. Our print-plate technology, under development for three years, is expected to begin shipments to customers in the second fiscal quarter with an initial application targeting cell phone antennas. This "additive" process is a radical departure from our traditional products as the copper is built up instead of being etched away. Not only a cost effective solution, print-plate is environmentally friendly when compared to alternative manufacturing techniques.

Parlex has been working with several large automotive suppliers in the development of airbag seat sensors. Mandated for incorporation in model year 2006, this new generation of safety products will allow the airbag to be deployed in a manner so as to not injure the seat occupant. We have been selected by multiple suppliers to provide different types of interconnect solutions for this market. We expect seat sensors to have a major impact on our growth in the years to come.

We have focused our resources on providing the right technologies to the right customers. We believe we will outperform a market that is projected to grow at 14% per annum over the next several years. While 2004 was not a year in which we solved all of our problems, we have addressed many challenges and by every measure we have seen significant progress. The current fiscal year 2005 will also test us but we expect continued progress on all fronts including significantly improved financial results.

Peter J. Murphy
President and Chief Executive Officer

Herbert W. Pollack
Chairman

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended June 30, 2004

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from ____ to ____

Commission File No. 0-12942

PARLEX CORPORATION

Massachusetts	**04-2464749**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

One Parlex Place, Methuen, Massachusetts 01844
(Address of Principal Executive Offices, Zip Code)

978-685-4341
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of Exchange on which registered
Common Stock ($.10 par value)	NASDAQ National Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates (without admitting that any person whose shares are not included in the calculation is an affiliate) of the registrant as of December 28, 2003 was approximately $25,492,711. Such aggregate market value was computed by reference to the closing price of the common stock as reported on the Nasdaq National market on December 26, 2003 (the business day immediately prior to December 28, 2003).

The number of shares outstanding of the registrant's common stock as of September 21, 2004 was 6,435,933 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement for the 2004 Annual Meeting of Stockholders are incorporated by reference into Part III of this Report on Form 10-K.

INDEX TO FORM 10-K
FOR THE FISCAL YEAR ENDED JUNE 30, 2004

		PAGE
	PART 1	
ITEM 1.	Business	3
ITEM 2.	Properties	15
ITEM 3.	Legal Proceedings	16
ITEM 4.	Submission of Matters to a Vote of Security Holders	16
	PART II	
ITEM 5.	Market for Registrant's Common Equity and Related Stockholder Matters	16
ITEM 6.	Selected Consolidated Financial Data	20
ITEM 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	21
ITEM 7A.	Quantitative and Qualitative Disclosures about Market Risk	40
ITEM 8.	Financial Statements and Supplementary Data	40
ITEM 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosures	41
ITEM 9A.	Controls and Procedures	41
ITEM 9B	Other Information	41
	PART III	
ITEM 10.	Directors and Executive Officers of the Registrant	41
ITEM 11.	Executive Compensation	41
ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	41
ITEM 13.	Certain Relationships and Related Transactions	42
ITEM 14.	Principal Accountant Fees and Services	42
	PART IV	
ITEM 15.	Exhibits, Financial Statement Schedules, and Reports on Form 8-K	42
	SIGNATURES	43

References in this Annual Report on Form 10-K to "the Company", "we", "us" or "our" include Parlex Corporation and its consolidated subsidiaries, unless the context indicates otherwise.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this document and in the documents that are or will be incorporated by reference into this document contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. This document includes and incorporates forward-looking statements that are subject to a number of risks and uncertainties. All statements, other than statements of historical facts included or incorporated in this document, regarding our strategy, future operations, financial position and estimated revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this document, the words "will," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee future results, levels of activity, performance or achievements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or strategic investments. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described in the section of this report entitled "Factors that May Affect Future Results" and elsewhere in this document. Any or all of our forward-looking statements in this document and in the documents we have referred you to may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Therefore, you should not place undue reliance on any such forward-looking statements. We do not intend to update publicly any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. This discussion is permitted by the Private Securities Litigation Reform Act of 1995.

PART I

Item 1. Business

Overview

We believe that we are a leading provider of flexible interconnect solutions to the automotive, telecommunications, computer, military, medical, home appliance, electronic identification and diversified electronics markets. Our product offerings, which we believe are the broadest of any company in the flexible interconnect industry, include flexible circuits, laminated cable, polymer thick film circuit, flexible interconnect hybrid circuits, and flexible interconnect assemblies.

Our objective is to be a solutions provider for key customers in markets where cost-effective flexible interconnects provide added value to our customers' products. We believe that our creative engineering expertise, our ability to advance the technology of manufacturing processes and materials and our broad product portfolio allow us to provide the optimum solution that meets the cost and performance requirements of our customers.

We have a long history of providing flexible interconnect solutions to some of the leading original equipment manufacturers, or OEMs, in our target markets, including Hewlett-Packard, Raytheon, Infineon, Motorola, Maytag, Tyco, Delphi, Siemens, and Whirlpool. We also supply these products to major electronic manufacturing services companies such as Flextronics, Solectron, Sanmina, and JABIL. We have a global presence and operate seven manufacturing facilities, which are located in China, Mexico, the United Kingdom and the United States. Certain information related to revenues derived by geographic location, major customers and product lines is included in Note 16 of our financial statements and is incorporated herewith by reference.

Industry Background

Over the past two decades, electronic systems have become smaller, lighter and more complex, while demand for increased performance at lower cost has increased dramatically. As two-dimensional rigid printed circuit boards, a conventional form of electronic interconnect packaging, limit the options available to design engineers, the demand for three-dimensional, flexible interconnect solutions has increased. In addition to their improved packaging and performance characteristics, they offer superior heat dissipation characteristics compared to conventional circuits, making flexible interconnects attractive for use in advanced, high-speed electronics. According to Allied Business Intelligence, a technology consulting firm, the market size for flexible circuits was approximately $4.2 billion in 2003 and is expected to grow to $7.1 billion by 2007.

Flexible interconnects provide an electrical connection between components in electronic systems and are increasingly used as a platform to support the attachment of electronic devices. Flexible interconnects offer several advantages over rigid printed circuit boards and ceramic hybrid circuits, particularly for small, complex electronic systems:

- Their ability to physically bend or flex and their three-dimensional shape permit them to accommodate packaging contours and motion in a manner that traditional two-dimensional rigid printed circuit boards cannot;

- They provide improved heat dissipation and signal integrity as compared to rigid printed circuit boards; and

- They permit the use of substrates for component attachment, as well as connectors, cables and other interconnection devices, with reduced size, weight and expense.

We consider the following trends important in understanding the flexible interconnect industry:

Miniaturization, Portability and Complexity of Electronic Products

High-performance electronic products, such as mobile communications devices including cellular phones, laptop computers and personal digital assistants, continue to become more compact, portable and contain greater functionality. The complexity of these new products requires flexible interconnects with smaller size, lighter weight, greater circuit and component density, better heat dissipation properties, higher frequencies and increased reliability. As electronic products become increasingly sophisticated, electronic interconnect suppliers will require greater engineering expertise and investment in manufacturing and process technology to produce high-quality electronic interconnect products on time, in volume and at acceptable cost.

Shorter Product Life Cycles and Time-to-Market Pressure

Rapid technological advances have significantly shortened the life cycle of complex electronic products and increased pressure to develop and introduce new products quickly. These time-to-market challenges have in turn increased OEMs' emphasis on the development, design, engineering, prototype development and ramp-to-volume capabilities of their suppliers.

Globalization and Reduction of Manufacturing Costs

Customers continue to demand increased electronic performance at lower prices. Leading OEMs who often manufacture products in multiple geographic regions are relying on suppliers with global sourcing capabilities. Local sourcing can help to shorten the manufacturer's supply chain and provide regionally competitive pricing. Our customers increasingly demand that their suppliers provide infrastructure for local delivery of engineering, manufacturing and sales support.

Increased Outsourcing

To avoid delays in new product introductions, reduce manufacturing costs and avoid logistical complexities, OEMs are increasingly turning to suppliers capable of producing electronic interconnect products from development, design, quick-turn prototype and pre-production through volume production and assembly. The accelerated time-to-market and ramp-to-volume needs of manufacturers have resulted in increased collaboration with qualified suppliers capable of providing a broad and integrated offering. Many OEMs now seek to use a small number of technically qualified, strategically located suppliers capable of providing both quick-turn prototype and pre-production quantities as well as cost-competitive volume production quantities.

Our Solution

We combine creative engineering design capabilities with innovative manufacturing processes and materials to provide our customers with a complete and cost-effective flexible interconnect solution. We believe that our processes and technologies allow us to produce superior flexible interconnect solutions at a competitive cost. In addition, because we are able to produce a broad range of flexible interconnects ranging from low-cost laminated cable to more expensive high-performance multi-layer and rigid-flexible interconnects, we are able to provide our customers with a product that most efficiently meets their demands for functionality.

Our solution begins with the product design phase in which our engineers typically work closely with customers to develop a technically advanced flexible interconnect design. Although our customers generally provide the initial engineering guidelines for a particular interconnect, our design engineers are often called upon to work in tandem with a customer's design team to develop a solution. An important part of the Parlex solution is ensuring at an early stage, before time and money are spent on manufacturing, that the design can be produced efficiently and cost-effectively.

Once the design is completed, we apply our experience with materials and manufacturing processes to produce a flexible interconnect solution that meets our customer's objectives. We have developed materials and processes that provide customers improved performance at a competitive production cost. In addition, we provide a dedicated quick-turn capability for producing prototype flexible interconnects and supporting our customers' needs for limited quantities of flexible interconnects on short notice. We believe that we are one of the few volume manufacturers of flexible interconnects to offer this valuable service in a dedicated facility. When customers come to us for prototype development of a flexible interconnect, we believe that we enjoy a competitive advantage in pursuing the subsequent volume production of that flexible interconnect. Over the past several years we have gained substantial experience in producing products in high volume, and we believe this expertise is a key factor in our ability to provide customers with cost-effective, flexible interconnect solutions.

We believe that our ability to supply worldwide a broad range of products with a diverse mix of performance characteristics will enable us to capture additional market share in the flexible interconnect industry. We are one of a limited number of independent manufacturers that offers a range of flexible interconnect solutions from design concept through high-volume production. By offering a variety of products and services, we can provide design and manufacturing solutions for our customers while reducing their time-to-market and product development costs.

Our Strategy

Our objective is to be the flexible interconnect supplier of choice for customers in our target markets. Our strategy to achieve this objective includes the following key elements:

Develop Innovative Processes and Materials

We believe that our ability to develop innovative processes and materials enhances our opportunity for growth within our target markets. We intend to continue to focus our development efforts on proprietary flexible materials and processes that have a broad range of applications. These materials and processes enable us to produce, at reduced cycle times, cost-effective flexible interconnects that are highly reliable and improve product performance. Our PALFlex®, PALCoat®, U-Flex®, PALCore® HP, Polysolder®, AutoNet™ and additive print and plate technologies are examples of some of our innovative materials and manufacturing processes.

Offer the Broadest Range of Products and Services in the Flexible Interconnect Industry

We offer product lines that service virtually all of our customers' flexible interconnect needs. We are not aware of another company in the flexible interconnect industry that provides a broader range of products and services. Our product line includes flexible and rigid-flexible circuits from 1 to 24 layers, laminated cable, flexible interconnect hybrid circuits, flexible interconnect assemblies and, surface mount assembly capabilities. We offer products using a variety of materials, including adhesiveless and adhesive-based polyimide, polyester, and polymer thick film technologies. We believe this wide product range enables us to remain the flexible interconnect solution provider of choice to customers even when their functional requirements change.

Develop Strategic Relationships with Key Customers

We seek to develop strategic relationships with key customers in targeted industries. As a value-added strategic partner with our customers, we work with a customer's technology roadmap to design and develop cost-effective flexible interconnect solutions. We believe that these relationships are most effective when we provide a significant portion of a customer's flexible interconnect needs. Through these strategic relationships, we achieve greater visibility into our customers' entire range of flexible interconnect requirements. As a result of our relationships with key customers, we developed PALFlex®, PALCore®, PALCore® HP, PALCoat®, Polysolder® and HSI+® with the knowledge that successful development would result in immediate market acceptance.

Diversify Customer Base across Specific Target Markets

We seek to serve a variety of markets to help mitigate the effects of economic cycles in any one industry. We believe our diversification among the major segments of the electronics industry provides greater insight into emerging technological requirements. For example, we applied our proprietary knowledge of shielding and impedance control which was developed for the laptop computer market to gain a competitive advantage in the telecommunications and networking market.

Expand Global Presence

We believe that our customers will increasingly require service and support on a global basis. To address these requirements, we have continued to expand our global presence in emerging markets and throughout the world. We now have facilities in Asia, Europe, and both the east and west coasts of North America. We established a presence in China to address the emerging flexible circuit market throughout Asia and to produce specific products more cost-effectively for North American and European customers. Asia continues to be the fastest growing market for electronic manufacturing. Over the past 9 years, we have significantly expanded our China operations. We currently have approximately 170,000 square feet of manufacturing and assembly space under lease in Shanghai and Kunshan. In May 1998, we opened a facility in Mexico that performs the finishing and, in some instances, assembly operations for flexible interconnects manufactured at our other facilities and shipped to North American markets. In 1999, we purchased a business in San Jose, California to produce low to medium volumes of flexible circuits and provide our customers with quick-turn and prototyping services. In addition, we have developed, and plan to continue to develop, strategic relationships and alliances that we believe are necessary for the success of our international business. In March 2000, we acquired the polymer thick film operations of Cookson Electronics with manufacturing facilities in Rhode Island and the United Kingdom. We believe these transactions have positioned us to further expand our sales presence in Asia and Europe. We will continue to explore appropriate expansion opportunities as demand for our solutions increases.

The additional expenses and risks related to our existing international operations, as well as any expansion of our global operations, could adversely affect our business. See "Factors That May Affect Future Results" within Item 7 of the "Management Discussion and Analysis of Financial Condition and Results of Operations" section of this document for a discussion of the inherent risks associated with our international operations.

Our Markets

Flexible interconnects are used in most segments of the electronics industry. The primary market segments that place high value on superior, cost-effective flexible interconnect solutions include:

Telecommunications and Networking

The telecommunications and networking market includes infrastructure equipment and subscriber equipment sub-markets. Infrastructure equipment consists of support electronics for the distribution of voice and data transmission. Infrastructure equipment employs sophisticated electronics which usually require the use of complex flexible interconnects. Subscriber equipment consists of cellular devices such as handsets and battery assemblies. Tight packaging, increased functionality and the need to reduce weight have dramatically driven the demand for flexible interconnects in this sub-market. Laminated cable and single and double-sided flexible circuits are generally used in subscriber equipment. Recent design changes to incorporate cell phone antennas within the cellular device has opened a rapidly growing market opportunity for Parlex.

Computer

Demand for flexible circuits and laminated cable in the computer market is driven by short product life cycles as consumers demand increasingly powerful, less expensive, smaller, faster and lighter equipment. Disk drives represent the largest application for flexible circuits in this market. Other applications include personal computers, notebook displays, personal digital assistants, mass storage devices and peripheral equipment such as scanners, printers and docking stations. Parlex has secured a strong presence in the printer market for circuits that employ our proprietary polysolder assembly technology.

Automotive

Automobile manufacturers increasingly use electronics to enhance vehicle performance and functionality, while at the same time reducing electronic component size, weight and manufacturing and assembly costs. Flexible circuits and laminated cable can provide cost-effective interconnect solutions for such applications as dashboard instrumentation, automotive entertainment systems, electronic engine control units, steering wheel controls, power distribution, intelligent airbag deployment systems, sensors and anti-lock brakes. Providers of flexible interconnects typically work closely with the companies that supply these electronic systems to the vehicle manufacturers. Because automotive production cycles generally last three to five years and designs are unlikely to change during that period, a flexible interconnect that is designed into an automobile model or platform provides a relatively predictable source of demand over an extended time period.

Military

Military electronics were at one time the primary applications for flexible circuitry. Because of product complexity and space restrictions, military applications often require multi-layer rigid-flexible circuits. Typical applications are navigation systems, flight controls, displays, communications equipment and smart munitions. We believe that procurement of flexible interconnects in this market will experience growth. We believe that the trend toward "smart" military systems will drive demand for flexible interconnects in this segment.

Home Appliance

The home appliance market is beginning to make the transition from electro-mechanical controls to electronic controls containing intelligence and display. Over time, appliances are expected to become more technologically advanced. The utility and ease of use and repair associated with flexible interconnects make them especially suitable for these applications. Our primary application today is the dishwasher market but we have recently secured new business for the range and laundry markets.

Electronic Identification

The emerging identification and tracking market is based upon next generation identification tags, which in some cases are attached to an antenna, emitting radio frequency signals. Advancing technology at lower prices, increasing cooperation among industry participants and high volume applications such as automated fuel payment, ATM and credit cards, electronic ticketing, baggage handling and parcel tracking are expected to be the growth drivers for this market. The size, cost and performance requirements demanded by this market are expected to drive the use of flexible circuits and assemblies in these applications. In 2002, we entered into a multiyear agreement to provide substrates for the world's leading producer of smart cards utilizing our proprietary technology. This agreement has not produced significant revenues through June 30, 2004, but is forecasted to provide significant revenues beginning in fiscal 2005.

Diversified Electronics

The diversified electronics market encompasses many applications. Virtually any electronic device which requires tight packaging, lightweight or high reliability is a product that could incorporate flexible interconnects. Typical applications include electronic scales, industrial controls, postal metering devices/scanners and camera products.

Medical

Healthcare continues to be a rapidly growing market, particularly in North America. Electronics have become increasingly important with trends toward increased computing power and smaller size electronic components resulting in medical devices that are smaller, mechanically simpler and more reliable. Medical device companies often rely heavily on design and manufacturing services of local manufacturing solutions providers in an effort to lower costs, focus on core competencies and speed FDA regulatory approvals. In addition, Parlex is uniquely positioned with proprietary technologies to address the disposable diagnostic segment of the medical market. In fiscal year 2004, the medical market grew by more than 90% and now represents our second largest market.

Our Products

Our current flexible interconnect products include flexible circuits, laminated cable, flexible interconnect hybrid circuits and flexible interconnect assemblies. We manufacture our products, which are designed by us, our customers or jointly, to our customers' application-specific requirements. Lead times for the design and manufacture of our products generally range from one week for some products to three months for more sophisticated products.

Flexible Circuits

Flexible circuits, which consist of conductive patterns that are etched or printed onto flexible substrate materials such as polyimide or polyester, are used to provide connections between electronic components and as a substrate to support these electronic devices. The circuits are manufactured by passing base materials through multiple processes such as drilling, screening, photo imaging, etching, plating and finishing. Flexible circuits can be produced in single or multiple layers. We produce a wide range of flexible circuits including:

- *Single-Sided Flexible Circuits,* which have a conductive pattern only on one side. Single-sided flexible circuits are usually less costly and more flexible than double-sided flexible circuits. Through our proprietary high-speed interconnect screening technology, HSI+®, which eliminates the need for a separate shield layer, we can produce single-sided flexible circuits that provide the same functionality as double-sided flexible circuits at a lower cost. We manufacture single-sided circuitry in both the United States and Shanghai, China, where a large percentage of our production is single-sided.

- *Double-Sided Flexible Circuits,* which have conductive patterns or materials on both sides that are interconnected by a drilled and copper-plated hole. Double-sided flexible circuits can provide either more functionality than a single-sided flexible circuit by containing conductive patterns on both sides, or can provide greater shielding than a single-sided flexible circuit by having a conductive pattern on one side and a layer of shielding material on the other. While most double sided circuits are produced on polyimide film, Parlex is unique in offering lower cost PET (polyester) material as an alternative.

- *Multilayer and Rigid-Flexible Circuits,* which consist of layers of circuitry that are stacked and then laminated. These circuits are used where the complexity of the electronic design demands multiple layers of flexible circuitry. If some of the layers are rigid printed circuit board material, the product becomes a rigid-flexible circuit. We have manufactured these circuits with up to 40 layers in prototype programs and 24 layers in production.

- *Polymer Thick Film Flexible Circuits,* which are flexible circuits manufactured using a technology that uses a low-cost thick film polyester dielectric substrate and a silver screen-printed conductive pattern. These circuits are made with an additive process involving the high-speed screen printing of conductive traces utilizing internally developed ink systems. We are able to produce multilayer circuits using proprietary dielectric materials and double-sided circuits using proprietary printed through-hole technologies. Polymer thick film flexible circuits are used in low-cost, low-temperature, low-power interconnect applications.

Laminated Cable

Laminated cable, which consist of flat or round wire laminated to a flexible substrate material, provides connections between electronic sub-systems and replace conventional wire harnesses. We manufacture laminated cable in an efficient, proprietary roll process. Substantially all of the laminated cable that we produce uses flat wire. Approximately 95% of the laminated cable that we produce is insulated with polyester material, which meets or exceeds our customers performance requirements and cost parameters. Our laminated cable is capable of handling both power (high current) and signal (low current).

Improving the process by which laminated cable is manufactured can increase functionality and lower the cost of production. To this end, we have developed U-Flex®, a proprietary technique that forms flat wire into a u-shape, followed by an injection molding process that enables the u-shaped end to function as a connector. This technique improves electrical performance and eliminates the need for a separate costly connector. We have also developed Pemacs® shielding, which adds a specially designed silver ink to laminated cable to meet stringent electronic shielding requirements without compromising flexibility.

Flexible Interconnect Hybrid Circuits

In many cases, although a laminated cable is capable of carrying the necessary signals, etched circuitry is required for termination. For these applications we manufacture flexible interconnect hybrid circuits, which take advantage of the lower cost of laminated cable and the technology of flexible circuits by combining them into a single interconnect. On some products, we apply our HSI+© process to the flexible interconnect hybrid circuit in order to provide signal clarity and shielding.

Flexible Interconnect Assemblies

Both flexible circuits and laminated cable can be converted into an electronic assembly by adding electronic components. This process can be as simple as adding a connector or as complex as attaching components such as capacitors, resistors or integrated circuits onto a flexible circuit using high volume surface mount assembly. We attach surface mount components to both copper and polymer thick film circuits with either solder paste or our patented Polysolder® lead-free conductive adhesive. We can place a full range of electronic devices, from passive components to computing devices, on our flexible interconnects. We believe we are one of a limited number of manufacturers who provide a seamless integration from design and initial prototype through high volume circuit manufacturing and value added assembly. We further believe our value added capabilities, including the use of proprietary technologies, to be a significant differentiation versus our competitors.

The following table sets forth representative applications in which our products are used:

Flexible Circuits	
Single-Sided	Automotive Displays Batteries for Cellular Phones Printers Personal Digital Assistants Data Storage Cell Phone Antennas
Double-Sided	Engine Control Units Laptop Computers Cellular Phones Engine Sensors Smart Cards
Multilayer and Rigid-Flexible	Engine Control Units Computer Networks Network Switching Systems Aircraft Displays Automotive Transmission Systems
Polymer Thick Film	Business Phones Disposable Medical Devices Appliances Radio Frequency Identification (RFID)
Laminated Cable	Postage Meters Automotive Sound Systems Notebook Computers Industrial Controls Electronic Scanning Devices Touch Screen Displays
Flexible Interconnect Hybrid Circuits	Total Vehicle Interconnection Printers Sensors Scanning Devices Night Vision Systems
Flexible Interconnect Assemblies	Aircraft Identification Systems Sensors Scanning Devices Batteries for Portable Products Disk Drives Night Vision Systems Personal Computers

New Process and Material Technologies

An important part of our strategy is development of new processes and materials for use in our products. Our proprietary processes and materials include:

PALCore® HP – PALCore® HP is a low-cost multilayer flexible material that is designed to minimize the difference between the cost of materials used in flexible circuits and those used in conventional rigid circuits. We have received patents on our latest, more flexible version of PALCore® HP, which entered production in January 2000.

Polysolder® – Polysolder® is both a patented lead-free, conductive adhesive used to attach electronic components onto flexible interconnects and a patented manufacturing process that enables the attachment of electronic devices onto substrates at low temperatures. Polysolder® has been used in the production of polymer thick film flexible circuit assemblies for several years. We plan to apply the Polysolder® process to etched flexible circuits and laminated cable. This technology will enable us to use polyester, instead of the more expensive polyimide, as a substrate in the production of these flexible interconnect assemblies.

Electronic Identification Flip Chip Attachment Process – We have developed a low-cost process that we believe will be an enabling technology in the electronic identification market. Our high-speed flip chip attachment process is up to ten times faster at placing semiconductors on low-cost materials than conventional process alternatives. This process allows us to meet our customer's goals for cost and reliability. This process entered production in September 1999.

AutoNet™ – AutoNet™ is a proprietary flexible interconnect designed specifically to meet the emerging needs of the automotive industry. As each generation of vehicles incorporates greater electronic content, interconnection becomes both more important and more difficult. AutoNet™ draws upon our flexible interconnect process and materials technology to provide a cost-effective interconnect for placement in the headliners, trunks and doors of automobiles. AutoNet™ is designed to replace traditional wire harnesses and is lighter, smaller, more reliable and provides shielding necessary to control the emission of electronic signals. We believe that the potential market for AutoNet™ is substantial and will develop over the next few years.

Print – Plate – Through a joint development project with Nashua Corporation, we have developed a method of printing circuit patterns using a proprietary silver conductive ink on high-speed commercial printing presses. A proprietary copper plating on the circuit patterns follows this process. This technology dramatically reduces the cost of flexible circuits for certain applications. We began marketing this technology to our customers in late fiscal 2004 and will commence volume production in early fiscal 2005. Initial target markets are cell phone antennas, automotive interiors and RFID antennas.

Our Customers

Our customers are a diverse group of OEMs that serve a variety of industries. Our largest 20 customers based on sales accounted for approximately 52% of total revenues in 2004, 50% in 2003 and 44% in 2002. In addition, two customers individually accounted for more than 10% of our accounts receivable at June 30, 2002.

The loss of more than one of our largest customers may have a significant impact on our operations. However, the loss of any one customer is not expected to have a significant impact on our business as the individual receivable balances are closely monitored and no single customer represented 10% or more of our total revenues in 2004, 2003 or 2002.

Our major end-customers include: BAE, Delphi, Hewlett-Packard, Hitachi, Infineon, Johnson Controls, Maytag, Motorola, Pitney Bowes, Raytheon, Samsung, Siemens, Visteon, Hypoguard, Intier and Whirlpool. To support these end customers, we work closely with major electronics manufacturing services (EMS) companies such as Flextronics, Solectron, Sanmina, JABIL, Plexus, and Celestica.

Sales and Customer Service

Our sales and marketing organization is structured to support a very geographically dispersed customer base. Our corporate sales organization is regionally focused and provides local support to the various customer engineering, procurement, and operations teams. We believe that a regionally-based sales organization improves program support throughout the entire product life cycle. Our regional sales teams are responsible for marketing and selling the entire Parlex product offering to existing and potential customers within their territories. These regional organizations include direct sales engineers and independent manufacturers' representatives. Parlex currently has sales or engineering support offices in eight locations in the United States, two locations in Europe and three locations in Asia.

Complementing the sales force are robust product line organizations within each of the manufacturing operations. Led by a product line manager, this group provides technical marketing, research and development input, and sustaining customer support for our customer base on a worldwide basis.

Manufacturing

We believe that our manufacturing expertise in a number of specialized areas, together with our investment in process research and development and equipment, have contributed to our position as an industry leader. A significant amount of our production equipment is proprietary, including cable laminators, precision cable slitters and roll plating, roll etching and automatic punching equipment.

Our computer-aided manufacturing system takes the customer's design and programs the various steps that will be required to manufacture the particular product. The manufacturing process varies a great deal from product to product. Although there is no standard process, significant elements of production are highlighted below:

Etched Flexible Circuit	Polymer Thick Film Flexible Circuit	Laminated Cable
Drilling	Convert/Condition Substrate	Lamination
Plating	Screen Print	Slitting
Photo Imaging	Diecut	Conductor Forming
Etching	Conductive Adhesive	Injection Molding
Lamination	Surface Mount/Flip Chip Assembly	Shielding
Electrical Testing	Electrical Testing	Laser Skiving
Assembly		Assembly

During 2004, 2003 and 2002, we continued to focus on cost reduction initiatives. Core to this strategy is relocation of high-volume low-cost manufacturing to China and Mexico and better utilization of our excess capacity. In June 2002, we decided to close our Salem, New Hampshire facility and the transfer our laminated cable business to Methuen, Massachusetts, better utilizing our excess capacity. In January 2003, we completed the closure of our Salem, New Hampshire facility and transfer of our laminated cable business to Methuen, Massachusetts and Mexico. In February 2003, we completed the transfer of our PALFlex manufacturing business to China and discontinued production in the U.S. In May 2004, we completed the transfer of our high volume surface mount assembly capability to China. We believe that we have sufficient capacity to meet forecast demand in the U.S. operations for the next several years.

In January 2004, we expanded our China facilities, leasing an additional 25,000 square feet of assembly space in Kunshan. Further, in January 2004, we completed a strategic reorganization of our China facilities by consolidating our engineering intensive wet process operations in our two Shanghai locations and relocating our assembly and finishing operations to our lower cost facility in Kunshan. Kunshan is approximately 45 miles from our Shanghai location. In May 2004, we also relocated our Smart Card production line from Suzhou, China to our main facility in Shanghai.

In 2003, we expanded our China facilities by leasing an additional 12,000 square feet of manufacturing space in Suzhou and an additional 50,000 square feet of assembly and finishing space in Kunshan.

Five of our manufacturing facilities are certified to the international standard ISO 9001-2000 or ISO 9002 and to the automotive standard QS 9000. One facility is certified to the automotive standard TS 16949 and the environmental standard ISO 14001.

Materials and Materials Management

We aggressively attempt to control our cost of purchased materials and our level of inventories through long-term relationships with our suppliers. Our goal is to attain a competitive price from suppliers and foster a shared vision towards advancing technology.

We purchase raw materials, process chemicals and various components from multiple outside sources. We often make long-term purchasing commitments with key suppliers for specific customer programs. These suppliers commit to provide cooperative engineering as required and in some cases to maintain a local inventory to provide shorter lead times and reduced inventory levels. In many cases our customers approve, and often specify, sources of supply.

We qualify our suppliers through a vendor rating system that limits the number of suppliers to those that can provide the best total value and quality. We monitor each supplier's quality, delivery, service and technology so that the materials we receive meet our objectives.

Competition

Our business is highly competitive. We compete against other manufacturers of flexible interconnects as well as against manufacturers of rigid-printed circuits. In addition to competing with industry peers who produce flexible circuitry (etched), laminated cable, and polymer think film products, we also compete with alternative technology leaders in the rigid printed circuit, wire harness and cable, and connector industries. Competitive factors among flexible circuit and laminated cable suppliers are price, product quality, technological capability and service. We believe that we compete favorably on all of these competitive factors, and believe that our competitive strength is in our ability to apply technology to reduce cost and/or increase functionality. We compete against rigid board products on the basis of product versatility, although price can also be a competitive factor if the difference between the cost of a rigid circuit and a flexible circuit becomes too great. Our ability to develop alternative material and process solutions continues to reduce the inherent cost advantage rigid printed circuit manufacturing has held.

Intellectual Property

We have acquired patents and we seek patents on new products and processes where we believe patents would be appropriate to protect our interests. Although patents are an important part of our competitive position, we do not believe that any single patent or group of patents is critical to our success. We believe that, due to the rapid technological change in the flexible interconnect business, our success depends more on design creativity and manufacturing expertise than on patents and other intellectual property. We own 20 patents issued, and have 9 patent applications pending, in the United States and several foreign countries. We have obtained federal trademark registrations for PALFlex®, PALCore®, U-Flex®, PALCoat®, Polysolder®, and HSI and have one trademark application pending. We also rely on internal security measures and on confidentiality agreements for protection of trade secrets and proprietary know-how. We cannot be sure that our efforts to protect our intellectual property will be effective to prevent misappropriation or that others may not independently develop similar technology.

Environmental Regulations

Flexible interconnect manufacturing requires the use of metals and chemicals. Water used in the manufacturing process must be treated to remove metal particles and other contaminants before it can be discharged into the municipal sanitary sewer system. We operate and maintain water effluent treatment systems and use approved laboratory testing procedures to monitor the effectiveness of these systems at our San Jose, California and Methuen, Massachusetts facilities. We operate these treatment systems under an effluent discharge permit issued by the local governmental authority. Air emissions resulting from our manufacturing processes are regulated by permits issued by government authorities. These permits must be renewed periodically and are subject to revocation in the event of violations of environmental laws. We believe that the waste treatment equipment at our facilities is currently in compliance with the requirements of environmental laws in all material respects and that our air emissions are within the limits established in the relevant permit. However, violations may occur in the future. We are also subject to other environmental laws including those relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials, as well as to work place health and safety and indoor air quality emissions. Furthermore, environmental laws could become more stringent or might apply to additional aspects of our operations over time, and the costs of complying with such laws could be substantial. Compliance with local, state and federal laws did not have a material impact on our capital expenditures, earnings or competitive position in 2004. We estimate that the total capital expenditures in 2005 associated with environmental compliance will be approximately $100,000.

Employees

As of June 30, 2004, we employed approximately 585 people in the United States. Of these employees, 508 were direct employees of Parlex and 77 worked for interim staffing agencies. In addition, we employed approximately 85 people in Mexico, approximately 146 people in the United Kingdom and approximately 1,785 people in China. We are not a party to any collective bargaining agreement and we believe our relations with our employees are good.

Available Information

We are subject to the informational requirements of the Securities Exchange Act, and in accordance with those requirements file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the reports, proxy statements and other information that we file with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-SEC-0330 for information about the Commission's Public Reference Room. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http: //www.sec.gov.

A copy of our code of ethics may be obtained free of charge by writing to our Investor Relations Department, Parlex Corporation, One Parlex Place, Methuen, MA 01844.

Item 2. Properties

Facilities

Our facilities at June 30, 2004 are:

Location	Approximate Square Feet	Leased/Owned	Description
Methuen, Massachusetts	172,000	Leased (lease expires in June 2018)	Corporate headquarters, product and process development, flexible circuit and laminated cable manufacturing
Cranston, Rhode Island	55,000	Leased (lease expires in June 2008)	Polymer thick film and surface mount assembly operations
Newport, Isle of Wight, United Kingdom	40,000	Leased (lease expires in November 2009)	Polymer thick film and surface mount assembly operations
Shanghai, China	47,000	Leased (lease expires in August 2007)	Single- and double-sided flexible circuit manufacturing
Shanghai, China	55,000	Leased (lease expires in August 2007)	Single- and double-sided flexible circuit manufacturing
Kunshan, China	25,000	Leased (lease expires in February 2008)	Flexible circuit assembly and finishing
Kunshan, China	25,000	Leased (lease expires in June 2008)	Flexible circuit assembly and finishing
Kunshan, China	25,000	Leased (lease expires in December 2009)	Flexible circuit assembly and finishing
Empalme, Sonora, Mexico	18,700	Leased (lease expires in January 2005)	Finishing and assembly operations
San Jose, California	16,800	Leased (lease expires in December 2008)	Prototype and quick-turn operations

Our facilities are well maintained and suitable for the operations conducted. We believe that the space available at our facilities is adequate to meet our current needs.

In December 2001, one of our subsidiaries, Parlex (Shanghai) Interconnect Products Co., Ltd. ("Parlex Interconnect"), purchased land use rights for a parcel of land located in the People's Republic of China. The purchase price of the land use rights was approximately $1.1 million. In July 2003, Parlex Interconnect sold its land use rights for approximately $1.2 million.

Item 3. Legal Proceedings

From time to time we are involved in litigation relating to claims arising out of our operations in the normal course of business. We are not currently involved in any material legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of our stockholders during the fourth quarter of the fiscal year covered by this report.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Price Range of Common Stock

Our common stock is quoted on the NASDAQ National Market under the symbol "PRLX." The following table sets forth, for the periods indicated, the high and low closing sale prices for our common stock as reported on the NASDAQ National Market.

	High	Low
Fiscal Year Ended June 30, 2004		
First Quarter	$8.63	$6.79
Second Quarter	$8.92	$7.60
Third Quarter	$9.01	$5.81
Fourth Quarter	$7.12	$5.98
Fiscal Year Ended June 30, 2003		
First Quarter	$12.90	$10.46
Second Quarter	$11.80	$8.61
Third Quarter	$10.50	$7.28
Fourth Quarter	$8.10	$6.32

On September 21, 2004, the closing sale price of our common stock as reported on the NASDAQ National Market was $5.40 per share and there were 88 holders of record of our common stock.

Dividend Policy

We have never declared or paid any cash dividends on our common stock and we presently intend to retain future earnings, if any, for our business. Our credit agreement prohibits us from paying or declaring any cash dividends on our common stock without the bank's prior written consent.

Recent Sales of Unregistered Securities

Series A Preferred Stock and Warrants

On May 7, 2004 and June 8, 2004, we entered into stock and warrant purchase agreements with a small number of accredited investors to purchase shares of our Series A Preferred Stock (the "Preferred Stock") and related warrants to purchase our common stock. The purchase agreements provided for the purchase and sale of 40,625 shares of Preferred Stock, and warrants which will entitle holders to purchase up to 203,125 shares of common stock, for the aggregate amount of $3.25 million. We received net proceeds of approximately $2.95 million, after payment of placement agent fees, legal expenses and related costs.

The Preferred Stock and warrants were sold for $80.00 per unit. The Preferred Stock may be converted in whole but not in part at any time by the purchasers into shares of common stock at an initial conversion price of $8.00 per share. In the event the trading price of our common stock exceeds 150% of the conversion price for 20 consecutive trading days, then all outstanding shares of Preferred Stock shall be automatically converted into common stock. The Series A Preferred Stockholders have no voting rights.

The Preferred Stock has a fixed dividend rate of 8.25% per annum, payable quarterly, at our sole discretion, in either cash or shares of common stock. If we do not redeem the Preferred Stock on the third anniversary date of the issuance date (as discussed below), then the fixed dividend rate shall thereafter be increased to 14% per annum, and shall be payable solely in cash.

The Preferred Stock also entitles the holders thereof to a preferential payment in the event of our voluntary or involuntary liquidation, dissolution or winding up. Specifically, in any such case, the holders of Preferred Stock shall be entitled to be paid, out of our assets that are available for distribution to our shareholders, the sum of $80.00 per share of Preferred Stock held, plus all accrued and unpaid dividends thereon, prior to any payments being made to holders of our common stock. The $80.00 per share liquidation preference payment amount is
subject to equitable adjustment for stock splits, stock dividends, combinations, reorganizations and similar events effecting the shares of Preferred Stock.

On the third anniversary of the issuance date, we may in our sole discretion redeem all, but not less than all, of the then-outstanding Preferred Stock. The redemption price shall be equal to the initial purchase price of the Preferred Stock, subject to equitable adjustments for stock splits or similar actions, plus all accrued and unpaid dividends to the redemption date. We must provide the purchasers with notice of our intent to redeem at least 30 days prior to the third anniversary date. Following receipt of such notice, the purchasers may elect to convert their Preferred Stock into common stock prior to the redemption date, provided that they perform such conversion within 20 days of receipt of the redemption notice.

In connection with the transaction, we also issued warrants to purchase up to 203,125 shares of our common stock. The warrants, which expire in three years, are exercisable:

* at an initial exercise price of $8.00 per share;

* commencing six months after their issuance date; and

* on a cashless basis, whereby the holder, rather than pay the exercise price in cash, may surrender that number of warrants based on the than current fair value of our common stock equal to the exercise price of the warrants being exercised.

The conversion price of the Preferred Stock and the exercise price of the warrants are subject to adjustment in the event of:

* stock splits, dividends and certain combinations;

* certain distributions on account of our common stock; and/or

* certain reclassifications, exchanges or substitutions affecting our common stock.

Each of the purchasers also received an option to purchase a number of additional shares of Preferred Stock and warrants equal to 20% of the number initially purchased by such investor (the "Over-Allotment Option"). The Over-Allotment Option may be exercised in whole or in part (but only once) on or before 180 days following the closing date. The Over-Allotment Option is exercisable at $80.00 per unit of Preferred Stock and warrant purchased.

We filed a registration statement on Form S-3 (File No. 333-116314) covering resale of the shares issuable upon conversion of the Preferred Stock and exercise of the warrants with the Securities and Exchange Commission. The registration statement was declared effective by the Commission on June 28, 2004.

7% Convertible Subordinated Notes and Warrants

On July 28, 2003, Parlex entered into a securities purchase agreement with Tate Capital Partners Fund, LLC, SF Capital Partners Ltd., Midsummer Investment, Ltd., Islandia L.P. and Heartland Group, Inc. (solely on behalf of Heartland Value Fund). The securities purchase agreement provided for the purchase and sale of our 7% convertible subordinated notes in the aggregate amount of $6.0 million. The notes were sold at 100% of face value, and we received net proceeds of approximately $5.5 million, after payment of finder's fees and legal expenses.

These convertible notes mature on July 28, 2007, with the interest payable quarterly in shares of our common stock so long as we maintain the effectiveness of this registration statement. The notes are convertible immediately by the investors, in whole or in part, into shares of our common stock at an initial conversion price equal to $8.00.

After two years from the date of issuance, under certain conditions we will have the right to redeem all, but not less than all, of the notes at 100% of the remaining principal of notes then outstanding, plus all accrued and unpaid interest.

After three years from the date of issuance, the holder of any note may require us to redeem the note in whole, but not in part. Such redemption shall be at 100% of the remaining principal of such notes, plus all accrued and unpaid interest. The holder must provide us with a notice of their intent to redeem within 30 days of the third anniversary of the note.

In connection with the securities purchase agreement, we issued common stock purchase warrants to each of the security holders to purchase up to 300,000 shares of our common stock. The warrants are exercisable:

* at an initial exercise price of $8.00 per share;

* during the four year period terminating July 28, 2007; and

* on a cashless basis, whereby the holder, rather than pay the exercise price in cash, may surrender that number of warrants based on the than current fair value of our common stock equal to the exercise price of the warrants being exercised.

The conversion price of the notes and the exercise price of the warrants are subject to adjustment in the event of:

* stock splits, dividends and certain combinations;

* distributions on account of our common stock; and/or

* our issuance of additional shares of common stock (or securities convertible into common stock) at less than the conversion price of the note or exercise price of the warrant.

There shall, however, be no adjustment to the conversion price of the notes or exercise price of the warrants where the issuance of common stock, or rights to acquire common stock, are:

* granted or issued pursuant to option plans for key employees and consultants;

* granted or issued in connection with a merger or other combination, or similar strategic transaction, where the primary purpose for the grant or issuance is not capital raising; or
* issuable pursuant to that certain warrant to purchase common stock granted to Silicon Valley Bank in connection with our recent refinancing of our primary credit relationship.

In the event a price adjustment is required, both the conversion price of the notes and the exercise price of the warrants will be reduced to:

* if the triggering transaction or event occurs within the first eighteen months after July 28, 2003, such lower price; or
* thereafter, a reduced price representing a weighted average anti-dilution price. Specifically, the new price shall be equal to the price (calculated to the nearest cent) determined by dividing (A) an amount equal to the sum of (1) the number of shares of our common stock outstanding immediately prior to such issue or sale (including for this purpose shares issuable upon conversion or exercise of any convertible notes or warrants then outstanding) multiplied by the conversion price or exercise price then in effect, and (2) the consideration, if any, we received upon such issue or sale, by (B) an amount equal to the sum of (1) the number of shares of common stock then outstanding (including for this purpose shares issuable upon conversion or exercise of any convertible notes or warrants then outstanding) and (2) the number of shares of common stock thus issued or sold.

We filed a registration statement on Form S-3 (File No. 333-109681) covering resale of the shares issuable upon conversion of the notes and upon exercise of the warrants with the Securities and Exchange Commission. The registration statement was declared effective by the Commission on November 21, 2003.

Both of these transactions were exempt from registration under the Securities Act of 1933, as amended, by reason of Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder as transactions by an issuer not involving any public offering. Each purchaser represented that (a) it was acquiring the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof unless registered or exempt from registration, (b) it was an "accredited investor," (c) it had such knowledge and experience in business and financial matters that it was able to understand the risks and merits of an investment in our securities, and (d) it did not acquire the securities as a result of any general solicitation or advertising. Moreover, appropriate restrictive legends were affixed to the securities issued in these transactions and each purchaser had access to sufficient information about us in order to make an informed investment decision.

Item 6. Selected Consolidated Financial Data

The following table sets forth financial data for the last five years. This selected financial data should be read in conjunction with the Consolidated Financial Statements and related notes and other financial data included elsewhere herein.

	Fiscal Year Ended June 30,				
	2004	2003	2002	2001	2000(a)
	(in thousands, except per share data)				
Consolidated Statements of Operations Data:					
Total revenues	$ 95,539	$ 82,821	$ 87,056	$ 103,620	$ 101,839
Cost of products sold	85,217	80,803	90,294	97,460	76,614
Gross profit (loss)	10,322	2,018	(3,238)	6,160	25,225
Selling, general and administrative expenses	15,820	14,484	14,049	17,706	14,097
Operating (loss) income	(5,498)	(12,466)	(17,287)	(11,546)	11,128
(Loss) income from operations before income taxes and minority interest	(8,066)	(13,411)	(17,724)	(11,517)	10,473
Net (loss) income	$ (8,166)	$ (19,517)	$ (10,388)	$ (6,199)	$ 6,335
Net (loss) income attributable to common stockholders	$ (8,337)	$ (19,517)	$ (10,388)	$ (6,199)	$ 6,335
Net (loss) income per share attributable to common stockholders:					
Basic	$ (1.31)	$ (3.09)	$ (1.65)	$ (0.99)	$ 1.31
Diluted	$ (1.31)	$ (3.09)	$ (1.65)	$ (0.99)	$ 1.28
Weighted average shares outstanding:					
Basic	6,370	6,309	6,303	6,289	4,842
Diluted	6,370	6,309	6,303	6,289	4,940

	Fiscal Year Ended June 30,				
	2004	2003	2002	2001	2000(a)
	(in thousands)				
Consolidated Balance Sheet Data:					
Working capital	$ 13,100	$ 12,722	$ 22,320	$ 31,016	$ 38,752
Total assets	95,250	86,033	106,054	110,864	115,341
Current portion of long-term debt	12,861	3,813	3,561	10,710	1,483
Long-term debt, less current portion	10,535	10,802	12,000	119	360
Stockholders' equity	49,462	51,248	70,141	81,351	87,790

(a) On March 1, 2000, we acquired Poly-Flex Circuits, Inc. ("Poly-Flex"). The acquisition was recorded under the purchase method of accounting. Accordingly, the information for 2000 includes Poly-Flex's operations beginning March 1, 2000.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the financial information included elsewhere in this Annual Report on Form 10-K and with "Factors That May Affect Future Results" set forth on page 32.

This discussion contains "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995 and in other federal securities laws. See "Cautionary Note Regarding Forward-Looking Statements" on page 3 of this Annual Report on Form 10-K.

Overview

We believe we are a leading supplier of flexible interconnects principally for sale to the automotive, telecommunications and networking, diversified electronics, military, home appliance, electronic identification medical and computer markets. We believe that our development of innovative materials and processes provides us with a competitive advantage in the markets in which we compete. During the past three years, we have invested approximately $12.4 million in property and equipment and approximately $17.7 million in research and development to develop materials and enhance our manufacturing processes. We believe that these expenditures will help us to meet customer demand for our products, and enable us to continue to be a technological leader in the flexible interconnect industry. Our research and development expenses are included in our cost of products sold.

Over the past three years, we were adversely affected by the economic downturn and its impact on our key customers and markets. In 2004 we experienced sales growth in several strategic markets, particularly in the second half of the year. Growth in the medical, appliance and military markets has helped to reduce domestic losses. Significant investment over the past three years has positioned us to capitalize on a rapidly expanding China electronic manufacturing industry. In 2004 our China operations revenues increased by over 65% with significant improvement in profitability.

Over the last three years we incurred operating losses of $35.3 million and have used cash to fund operations and working capital of $13.7 million. We have taken certain steps to improve operating margins, including the closure of facilities, downsizing of our North American employee base, and transfer of our manufacturing operations to lower cost locations, such as the People's Republic of China. In addition, we have worked closely with our lenders to manage through this difficult time and have obtained additional capital in 2003 and 2004 through sale-leasebacks of selected corporate assets, the issuance of convertible debt and preferred stock and the execution of new working capital borrowing agreements. As a result of the difficult economic environment, we have had difficulty maintaining compliance with the terms and conditions of certain of our financing facilities in prior years and throughout 2004. At June 30, 2004, however, we were in compliance with all financial covenants. Based upon our recent improvement in financial performance, we are currently, and expect to remain, in compliance with all of our financial covenants.

We have $8.9 million in existing short-term debt, associated with our Chinese operations, that will be refinanced or repaid in 2005. We believe that we will be able to obtain the necessary refinancing of this debt because of our history of successfully refinancing our short-term Chinese borrowings and our rapidly improving Chinese operating results. In fiscal 2004, revenues from our Chinese operations grew 65%. We expect similar revenue growth and improved profitability in China during fiscal 2005. Failure to obtain such financing may have a material adverse impact on our operations.

We formed a Chinese joint venture, Parlex (Shanghai) Circuit Co., LTD ("Parlex Shanghai"), in 1995 to better serve our customers that have production facilities in Asia and to more cost-effectively manufacture products for worldwide distribution. Effective October 22, 2001, we purchased the 40% share of Parlex Shanghai held by one of our joint venture partners, increasing our equity interest in Parlex Shanghai to 90.1%. Parlex Shanghai's results of operations, cash flows and financial position are included in our consolidated financial statements. In 2003 we completed the transfer of the production of our automotive related products utilizing our PALFlex® technology from our Methuen, Massachusetts facility to Parlex Interconnect, a wholly owned subsidiary of Parlex Asia Pacific Limited ("Parlex Asia"), which is located in China. The transfer of this technology and manufacturing capability was critical to exiting a very unprofitable North American manufacturing business.

Critical Accounting Policies

The SEC defines critical accounting policies as those that are, in management's view, most important to the portrayal of the company's financial condition and results of operations and most demanding of their judgment. We believe the following policies to be critical to an understanding of our consolidated financial statements and the uncertainties associated with the complex judgments made by us that could impact our results of operations, financial position and cash flows. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements for the year ended June 30, 2004 included in Item 8 of this Form 10-K and in Part IV, Item 15 "Exhibits, Financial Statement Schedules and Reports on Form 8-K".

The preparation of consolidated financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventories, property, plant and equipment, goodwill and other intangible assets, valuation of stock options and warrants, income taxes and other accrued expenses, including self-insured health insurance claims. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. In applying our accounting policies, our management uses its best judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Actual results would differ from these estimates.

Revenue recognition and accounts receivable. We recognize revenue on product sales when persuasive evidence of an agreement exists, the price is fixed and determinable, delivery has occurred and there is reasonable assurance of collection of the sales proceeds. We generally obtain written purchase authorizations from our customers for a specified amount of product, at a specified price and consider delivery to have occurred at the time title to the product passes to the customer. Title passes to the customer according to the shipping terms negotiated between the customer and us. License fees and royalty income are recognized when earned. We have demonstrated the ability to make reasonable and reliable estimates of product returns in accordance with SFAS No. 48 and of allowances for doubtful accounts based on significant historical experience. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories. We value our raw material inventory at the lower of the actual cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. Work in process and finished goods are valued as a percentage of completed cost, not in excess of net realizable value. We regularly review our inventory and record a provision for excess or obsolete inventory based primarily on our estimate of expected and future product demand. Our estimates of future product demand will differ from actual demand and, as such, our estimate of the provision required for excess and obsolete inventory will change, which we will record in the period such determination was made. Raw material, work in process and finished goods inventory associated with programs cancelled by customers are fully reserved for as obsolete. Reductions in obsolescence reserves are recognized when realized through disposal of reserved items, either through sale or scrapping.

Goodwill. We recorded goodwill in connection with our acquisition of a 40% interest in Parlex Shanghai and our 1999 acquisition of Parlex Dynaflex Corporation ("Dynaflex"). We account for goodwill under the provisions of SFAS No.142, "Goodwill and Other Intangible Assets". Under the provisions of SFAS No. 142, if an intangible asset is determined to have an indefinite useful life, it shall not be amortized until its useful life is determined to be no longer indefinite. An intangible asset that is not subject to amortization shall be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill is not amortized but is tested for impairment, for each reporting unit, on an annual basis and between annual tests in certain circumstances. In accordance with the guidelines in SFAS No. 142, we determined we have one reporting unit. We evaluate goodwill for impairment by comparing our market capitalization, as adjusted for a control premium, to our recorded net asset value. If our market capitalization, as adjusted for a control premium, is less than our recorded net asset value, we will further evaluate the implied fair value of our goodwill with the carrying amount of the goodwill, as required by SFAS No. 142, and we will record an impairment charge against the goodwill, if required, in our results of operations in the period such determination was made. Since our market capitalization, as adjusted, exceeded our recorded net asset value upon adoption of SFAS No. 142 and at the subsequent annual impairment analysis dates, we have concluded that no impairment adjustments were required at the time of adoption or at the annual impairment analysis date. The carrying value of the goodwill was $1,157,510 at June 30, 2004 and 2003.

Income Taxes. We determine if our deferred tax assets and liabilities are realizable on an ongoing basis by assessing our valuation allowance and by adjusting the amount of such allowance, as necessary. In the determination of the valuation allowance, we have considered future taxable income and the feasibility of tax planning initiatives. Should we determine that it is more likely than not that we will realize certain of our net deferred tax assets for which we previously provided a valuation allowance, an adjustment would be required to reduce the existing valuation allowance. In addition, we operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time for resolution. Although we believe that we have adequately considered such issues, there is the possibility that the ultimate resolution of such issues could have an adverse effect on the results of our operations.

Off-Balance Sheet Arrangements. We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating parts of our business that are not consolidated into our financial statements. We do not have any arrangements or relationships with entities that are not consolidated into our financial statements that are reasonably likely to materially affect our liquidity or the availability of capital resources, except as may be set forth below under "Liquidity and Capital Resources." Our obligations under operating leases are disclosed in the notes to our financial statements.

Results of Operations

The following table sets forth, for the periods indicated, selected items in our statements of operations expressed as a percentage of total revenue. You should read the table and the discussion below in conjunction with our Consolidated Financial Statements and the Notes thereto included elsewhere in this Annual Report on Form 10-K.

	Fiscal Year Ended June 30,		
	2004	2003	2002
Total revenues	100.0%	100.0%	100.0%
Cost of products sold	89.2%	97.6%	103.7%
Gross profit (loss)	10.8%	2.4%	(3.7%)
Selling, general and administrative expenses	16.6%	17.5%	16.1%
Operating loss	(5.8%)	(15.1%)	(19.9%)
Loss from operations before income taxes and minority interest	(8.4%)	(16.2%)	(20.4%)
Net loss	(8.5%)	(23.5%)	(11.9%)
Net loss attributable to common shareholders	(8.7%)	(23.5%)	(11.9%)

Fiscal Year Ended June 30, 2004 Compared to Fiscal Year Ended June 30, 2003

Total Revenues. Total revenues for 2004 were $95.5 million, an increase of 15% from $82.8 million in 2003. Revenues from our China operations were approximately $36 million, an increase of 65% over the prior year. Strong growth occurred in the computer and peripherals, automotive, telecommunications and electronic identification markets. During 2004 we significantly expanded our China value added assembly operations which included the transfer of our domestic high volume automated surface mount capability to our Kunshan facility in May 2004.

Polymer thick film revenue increased 16% from $27.2 million in 2003 to $31.6 million in 2004. Revenues from the appliance market, representing 13% of total revenues in 2004, continued to be strong, largely driven by laundry equipment product sales. Initial qualification was completed on two new product opportunities (range and laundry equipment) during the fourth quarter of 2004. Most significant increases occurred in the medical market, primarily in disposable medical devices. Proprietary technologies including silver-based conductive inks and gels have generated significant new product opportunities including disposable blood glucose monitors and sensors to detect carpal tunnel syndrome. Worldwide, medical revenues grew to $16 million in 2004 from $8 million in 2003. In addition to the importance to our market diversification strategy, growth in medical revenues is important to domestic and European facility utilization. Laminated cable revenues were flat year over year but increased by 22% in the second half of the year compared to the first half of 2004, indicative of a strengthening North American electronics market.

Total revenues included licensing and royalty fees of approximately $54,000 for 2004 and $41,000 for 2003. Although we intend to continue developing materials and processes that we can license to third parties, we do not expect that licensing and royalty revenues will represent a significant portion of total revenues in the near term.

Cost of Products Sold. Cost of products sold was $85.2 million, or 89% of total revenues, for 2004, versus $80.8 million, or 98% of total revenues for 2003. Revenue increases, of $18.6 million, in China and our polymer thick film operations were responsible for gross margin increases of $12 million in 2004 compared to $7.5 million in 2003, or a year over year increase in gross margin of 59%. China's gross margins were adversely impacted by start-up costs associated with the initial production ramp of our new smartcard manufacturing line. Smartcard revenues and cost of goods sold were $1.6 million and $1.8 million respectively, in 2004. Initial production of smartcards commenced in October 2003. Breakeven production volumes of our smartcard business were achieved in June 2004. Margins improved from 26% to 32% in our laminated cable operations. Material cost reduction efforts coupled with increased utilization of lower cost Mexico assembly and finishing capabilities contributed to improved gross margins. In 2003, gross margins were significantly adversely impacted by shutdown costs associated with the closing of our domestic PALFlex operations. In 2003, we recorded $13.1 million in costs of products sold from our PALFlex operations on $6.4 million in revenue. Operations of our U.S. PALFlex business ceased in February 2003.

The Methuen multilayer operation continued to experience low capacity utilization and, correspondingly, significant unfavorable manufacturing variances. Revenue in the multilayer operation was severely impacted by the rapid decline in telecommunications network infrastructure market. In fiscal 2001 this market represented over 75% of multilayer revenues. In 2004, revenues in this market were immaterial. Over the past two years we have sought to replace this revenue by targeting markets demanding complex North American design and manufacturing solutions. We believe the military aerospace and medical markets represent two growing markets demanding such services. In addition to a focused corporate sales effort targeting new business development, we have continued to evaluate opportunities to acquire business, particularly in the highly fragmented military aerospace market. In June 2004, we completed a strategic sourcing agreement with Delphi Corporation. Under the arrangement Delphi will transfer production of its multilayer flexible circuit manufacturing to our Methuen operation. We expect this will significantly improve facility utilization and further reduce operating losses in the U.S.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $15.8 million in 2004, or 16.6 % of total revenues, and $14.5 million, or 17.5% of total revenues, for the comparable period in the prior year. Increases occurred in the following areas: commissions ($500,000) primarily due to volume, headcount for direct sales and China infra-structure ($250,000), insurance and public company costs ($350,000) and bad debt reserves associated with a customer dispute ($200,000).

Interest Income. Interest income was $84,000 in 2004 compared to $36,000 in 2003, and primarily consists of interest income on refunded tax payments and interest income on our cash balances and short-term investments.

Interest Expense. Interest expense was $2.6 million in 2004 and $900,000 in 2003. Interest expense for 2004 includes $1.5 million related to amortized deferred financing costs and $343,000 for interest payable in common stock related to the issuance of convertible notes in July 2003. The deferred financing costs are associated with the sale-leaseback of our Methuen facility, the Loan Security Agreement and sale of convertible subordinated notes. The balance of the interest expense represents interest incurred on our short and long-term bank borrowings and deferred compensation.

Non operating income. Non operating income was $129,000 in 2004 and $3,000 in 2003. Non operating income primarily represents currency exchange rate gains.

Non operating expense. Non operating expense was $186,000 in 2004 and $84,000 in 2003. Non operating expense primarily represents currency exchange rate losses.

Our loss before income taxes and the minority interest in our Chinese joint venture, Parlex Shanghai, was $8.1 million in 2004 compared to $13.4 million in 2003. We own 90.1% of the equity interest in Parlex Shanghai and, accordingly, include Parlex Shanghai's results of operations, cash flows and financial position in our consolidated financial statements.

Income Taxes. Our effective tax rate benefit was approximately (1%) in 2004 compared to an effective tax rate of 46% in 2003. Our effective tax rate is impacted by the proportion of our estimated annual income being earned in domestic versus foreign tax jurisdictions, the generation of tax credits and the recording of any valuation allowance. As a result of our history of operating losses and uncertain future operating results, we determined that it is more likely than not that certain historic and current year income tax benefits would not be realized. Consequently, in 2003 we increased our valuation allowance by $11.5 million resulting in an effective tax rate of 46%. In 2004, we realized and recognized $317,000 of state and federal tax refunds, recognized $89,000 of federal refunds and recorded a $351,000 state and foreign tax provision resulting in a net tax rate benefit of (1%).

Fiscal Year Ended June 30, 2003 Compared to Fiscal Year Ended June 30, 2002

Total Revenues. Total revenues for 2003 were $82.8 million, a decrease of 5% from $87.1 million in 2002. In February 2003, we closed our domestic PALFlex operations in Methuen, Massachusetts. PALFlex is a proprietary adhesiveless double-sided copper flexible circuit roll to roll manufacturing process. Revenues generated from our PALFlex operations in 2003 were $6.4 million versus $15.0 million in 2002. Excluding PALFlex revenues from both years, total revenues grew by 6%. Decreases in our Multi-Layer ($4.7 million) and Laminated Cable ($2.2 million) operations were offset by strong growth in our Polymer Thick Film ($5.4 million) and China ($6.3 million) operations.

In 2003, we continued to emphasize a strategy of market diversification. Our major markets, which represent growth from the prior year, include the home appliance market with Whirlpool and Maytag as our largest customers, the military market with Raytheon, BAE and General Dynamics and the computer market with strong growth from Hewlett Packard. Reductions in revenues occurred primarily in the automotive market driven by the closing of our domestic PALFlex operations.

Total revenues included licensing and royalty fees of approximately $41,000 for 2003 and $50,000 for 2002. Although we intend to continue developing materials and processes that we can license to third parties, we do not expect that licensing and royalty revenues will represent a significant portion of total revenues in the near term.

Cost of Products Sold. Cost of products sold was $80.8 million, or 98% of total revenues, for 2003, versus $90.3 million, or 104% of total revenues for 2002. In 2003, cost of products sold was adversely impacted by the cost of closing the domestic PALFlex operation. In 2003, we recorded $13.1 million in costs of products sold from our PALFlex operations on $6.4 million in revenue. In addition to operating significantly under capacity and therefore absorbing high fixed costs, we recorded severance costs for 60 people terminated in March and capital and inventory write-downs. In addition, the Methuen operation continued to experience low capacity utilization and, correspondingly, significant unfavorable manufacturing variances. In 2003, these variances totaled approximately $13 million and have been charged to cost of products sold. To improve utilization in 2003, we relocated our Salem, New Hampshire laminated cable business to Methuen. Relocation costs of approximately $500,000 were expensed as incurred in the first half of the year. The move was completed in January 2003.

During the past year, we have made a significant investment to improve our margins through the transfer of labor intensive manufacturing operations in the United States to more cost-effective locations. A large portion of the final assembly, inspection, and test procedures previously performed in our Methuen, Massachusetts and Salem, New Hampshire facilities are now performed in Mexico. During 2003, we completed the transfer of our PALFlex operations to China. The transfer of manufacturing capabilities is costly, however this investment is core to our long-term strategy for cost effective manufacturing. Although these cost reduction measures are expected to improve our gross margins, a return to profitability is predicated upon operational performance, a favorable product mix and increased sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $14.5 million in 2003, or 17.5% of total revenues, and $14.0 million, or 16% of total revenues, for the comparable period in the prior year. Due to the reorganization of our sales force in mid-2002 and the staffing of several open regional positions, selling expenses increased $753,000 in 2003. The increase in selling expenses was partially offset by a $317,000 decrease in administrative expenses.

Interest Income. Interest income was $36,000 in 2003 compared to $207,000 in 2002 and primarily consists of interest income on short-term investments. The reduction in interest income is due to lower average investment balances and lower interest rates.

Interest Expense. Interest expense was $900,000 in 2003 and $644,000 in 2002. The interest expense represents interest incurred on our short and long-term borrowings for working capital needs, interest expense associated with deferred compensation and, beginning in 2003, interest associated with the sale-leaseback of our corporate headquarters and manufacturing facility in Methuen, Massachusetts ("Methuen Facility") which has been accounted for as a financing obligation. The increase in interest expense in 2003 is due to higher average borrowing levels and to the interest associated with the sale-leaseback of the Methuen Facility.

Non operating income. Non operating income was $3,000 in 2003 and $105,000 in 2002. Non operating income in 2002 represents currency exchange rate gains.

Non operating expense. Non operating expense was $84,000 in 2003 and $105,000 in 2002. Non operating expense primarily represents currency exchange rate losses.

Our loss before income taxes and the minority interest in our Chinese joint venture, Parlex Shanghai, was $13.4 million in 2003 compared to $17.7 million in 2002. We own 90.1% of the equity interest in Parlex Shanghai and, accordingly, include Parlex Shanghai's results of operations, cash flows and financial position in our consolidated financial statements.

Income Taxes. Our effective tax rate was approximately 46% in 2003 compared to an effective tax rate benefit of (39%) in 2002. Our effective tax rate is impacted by the proportion of our estimated annual income being earned in domestic versus foreign tax jurisdictions, the generation of tax credits and the recording of any valuation allowance. As a result of our recent history of operating losses, uncertain future operating results, and the non-compliance with certain of our debt covenants requirements, which has subsequently been waived, we determined that it is more likely than not that certain historic and current year income tax benefits will not be realized. Consequently, we increased our valuation allowance by $11.5 million in 2003.

Liquidity and Capital Resources

As of June 30, 2004, we had approximately $1.6 million in cash and short-term investments.

Net cash used by operations during 2004 was $11.4 million. Net losses of $8.2 million after adjustment for depreciation and amortization, deferred income taxes, facility exit cost, interest payable in common stock, gain on sale of land use rights and minority interest, used $1.0 million of operating cash. Working capital consumed $10.4 million of cash. Cash used for working capital included $8.0 million for accounts receivable, $3.1 million for inventory and $900,000 for other working capital needs which was in part offset by cash provided from increases in accounts payable of $1.6 million.

Net cash used for investing activities was $1.3 million in 2004. This included $2.5 million used to purchase capital equipment and other assets offset by $1.2 million received for the sale of our Chinese land use rights. Capital expenditures largely occurred in China and represent our investment in our new smartcard manufacturing line and expanded volume capacity.

Cash provided by financing activities was $12.8 million during 2004. This included net proceeds of $5.5 million from the sale of our convertible subordinated notes, $3.0 million from the sale of our Series A Preferred Stock and $3.2 million, which represented the net repayments and borrowings on our bank debt. The bank borrowings include $57.2 million from our primary lender, Silicon Valley Bank, and $9.1 million from our Parlex Shanghai lenders. Payments include $56.9 million to Silicon Valley Bank, $2.5 million to retire three of Parlex Shanghai's local short-term bank notes and $3.8 million to retire Parlex Interconnect's Citic Ka Wah Bank loan. In December 2003, one of the note holders of our convertible debt exercised 100% of their warrants to purchase Parlex common stock at $8.00 per share. We received proceeds totaling $600,000 upon exercise of the warrants and issued 75,000 shares of Parlex common stock. In 2004, we received $885,000 from the Methuen sale-leaseback note receivable of which $135,000 was interest payments and $750,000 was principal. We expect to continue to receive interest payments on our Methuen sale-leaseback note, but do not expect any additional principal payments before June 30, 2006.

Improved financial performance in the fourth quarter significantly reduced operating losses and cash used in operations. Increased sales in the fourth quarter of 2004, however, have placed additional cash demands on working capital with growth in account receivables. The strong credit ratings of our large OEM and EMS customer base has allowed us to successfully finance this growth through asset based working capital lines of credit. We recently completed stand alone financing for our China operations through a new line of credit with Bank of China which will allow us to continue financing our growth plans. See "Factors That May Affect Future Results" on page 32 of this Annual Report on Form 10-K.

Series A Convertible Preferred Stock – On June 8, 2004, we completed a private placement of 40,625 shares of Series A Convertible Preferred Stock and warrants entitling holders to purchase an aggregate of 203,125 shares of common stock at $80.00 per unit for proceeds of approximately $2,950,000, net of issuance costs of approximately $300,000. In connection with the private placement, the investors received rights to purchase additional shares of the Series A Preferred Stock. For additional information relating to the Series A Convertible Preferred Stock, please see the section of this Annual Report on Form 10-K entitled "Market for Registrant's Common Equity and Related Stockholder Matters -- Recent Sales of Unregistered Securities -- Series A Preferred Stock and Warrants".

Loan and Security Agreement (the "Loan Agreement") - We executed the Loan Agreement with Silicon Valley Bank on June 11, 2003. The Loan Agreement provided Silicon Valley Bank with a secured interest in substantially all of our assets. We may borrow up to $10,000,000, based on a borrowing base of eligible accounts receivable. Borrowings may be used for working capital purposes only. The Loan Agreement allows us to issue letters of credit, enter into foreign exchange forward contracts and incur obligations using the bank's cash management services up to an aggregate limit of $1,000,000, which reduces our availability for borrowings under the Loan Agreement. The Loan Agreement contains certain restrictive covenants, including but not limited to, limitations on debt incurred by our foreign subsidiaries, acquisitions, sales and transfers of assets, and prohibitions against cash dividends, mergers and repurchases of stock without prior bank approval.

The Loan Agreement also has financial covenants, which among other things require us to maintain $750,000 in minimum cash balances or excess availability under the Loan Agreement.

On September 23, 2003, we executed a Modification Agreement (the "Modification Agreement") with Silicon Valley Bank. The Modification Agreement increased the interest rate on borrowings to the bank's prime rate plus 1.5% and amended the financial covenants. On February 18, 2004, we executed a Second Modification Agreement (the "Second Modification Agreement") with Silicon Valley Bank. The Second Modification Agreement removed the fixed charge coverage ratio from the Loan Agreement and required us to report EBITDA of at least $50,000 on a three month trailing basis, beginning January 31, 2004. The minimum EBITDA requirement will be increased to $250,000 at June 30, 2004. The Second Modification Agreement increased the interest rate on borrowings to the bank's prime rate plus 2.0% (decreasing to prime plus 1.25% after two consecutive quarters of positive operating income and to prime plus 0.75% after two consecutive quarters of positive net income, respectively) and amended the financial covenants. On March 28, 2004, we entered into a Third Loan Modification Agreement with Silicon Valley Bank, which permitted certain of our subsidiaries to increase the amount of indebtedness they could incur from $8 million to $13 million, so long as such indebtedness was without recourse to Parlex and our principal subsidiaries. On May 10, 2004, we executed a Fourth Loan Modification Agreement (the "Fourth Modification Agreement") with Silicon Valley Bank. The Fourth Modification Agreement changed the EBITDA requirement to $1.00 as of April 30, 2004 and May 31, 2004 and $250,000 on a three month trailing basis beginning June 30, 2004. On June 25, 2004, we executed a Fifth Loan Modification Agreement (the "Fifth Modification Agreement") with Silicon Valley Bank. The Fifth Modification Agreement permitted certain of our subsidiaries to borrow up to $5,000,000 in the aggregate from the Bank of China. The Fifth Modification Agreement increased the interest rate on borrowings to the bank's prime rate (4.0% at June 30, 2004) plus 2.25% (decreasing to prime plus 1.25% after two consecutive quarters of positive operating income and to prime plus 0.75% after two consecutive quarters of positive net income, respectively). On September 24, 2004, we executed a Sixth Loan Modification Agreement with Silicon Valley Bank to extend the maturity date of the Loan Agreement from June 10, 2005 to July 11, 2005. All other terms and conditions of the Loan Agreement remain the same. As of June 30, 2004, we were in compliance with our financial covenants. At June 30, 2004, we had available borrowing capacity under the Loan Agreement of approximately $4.4 million. Since the available borrowing capacity exceeded $750,000 at June 30, 2004, none of our cash balance was subject to restriction at June 30, 2004.

The Loan Agreement includes both a subjective acceleration clause and a lockbox arrangement that requires all lockbox receipts to be used to pay down the revolving credit borrowings. Accordingly, borrowings under the Loan Agreement have been classified as current liabilities in the accompanying consolidated balance sheets as of June 30, 2004 as required by Emerging Issues Task Force Issue No. 95-22, " Balance Sheet Classification of Borrowings Outstanding Under Revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lockbox Arrangement". However, such borrowings will be excluded from current liabilities in future periods and considered long-term obligations if such borrowing are: 1) refinanced on a long-term basis, 2) the subjective acceleration terms of the Loan Agreement are modified, or 3) will not require the use of working capital within one year. At June 30, 2003, the balance outstanding under the Loan Agreement was properly classified as long-term debt as a result of the refinancing of such debt on a long-term basis with the proceeds of the 7% Convertible Notes.

Parlex Shanghai Term Notes – On August 20, 2003, Parlex Shanghai entered into a short-term bank note, due August 20, 2004, bearing interest at 5.841% and guaranteed by Parlex Interconnect. Amounts outstanding under this short-term note totaled $1.2 million as of June 30, 2004. The note was retired in August 2004. On December 15, 2003, Parlex Shanghai entered into a short-term bank note, due December 15, 2004, bearing interest at 5.31% and guaranteed by Parlex Interconnect. Amounts outstanding under this short-term note totaled $605,000 as of June 30, 2004. On January 14, 2004, Parlex Shanghai entered into two short-term bank notes, due October 12, 2004 and November 10, 2004, totaling $1.8 million, bearing interest at 5.31% and guaranteed by Parlex Interconnect. On February 13, 2004 and March 2, 2004, Parlex Shanghai entered into two short-term bank notes, due January 12, 2005 and March 1, 2005, bearing interest at 5.31% and guaranteed by Parlex Interconnect. Amounts outstanding under these short-term notes as of June 30, 2004 totaled $3.8 million. These notes replaced a similar short-term note that terminated on February 25, 2004. On March 5, 2004, Parlex Shanghai entered into a short-term bank note, due January 5, 2005, bearing interest at LIBOR plus 2.5% and guaranteed by Parlex Asia. Amounts outstanding under this short-term note as of June 30, 2004 totaled $1.5 million. We believe that we will be able to obtain the necessary refinancing of our Parlex Shanghai short-term debt because of our history of successfully refinancing our Chinese debt and our improving operating results.

Parlex Interconnect Term Notes – In June 2002, Parlex Interconnect executed a $5,000,000 Loan Agreement (the "CITIC Loan Agreement") with CITIC Ka Wah Bank. As a condition of the approval of this CITIC Loan Agreement, our subsidiary, Parlex Asia, and we provided a guarantee of the payment of this loan. Under the provisions of the guarantee, we are required to comply with certain financial covenants. In March 2004, Parlex Interconnect retired the outstanding balance of the CITIC term note.

Parlex Asia Banking Facility - Subsequent to June 30, 2004, on September 15, 2004 Parlex Asia entered into an agreement with the Bank of China for a $5 million banking facility guaranteed by Parlex. Under the terms of the banking facility, Parlex Asia may borrow up to $5 million based on a borrowing base of eligible account receivables. The banking facility bears interest at LIBOR plus 2%. We anticipate utilizing borrowings from this financing for the refinancing of certain Parlex Shanghai term notes or for working capital needs.

Finance Obligation on Sale Leaseback of Methuen Facility – In June 2003, we sold our Methuen Facility for a purchase price of $9,000,000 which consisted of $5,350,000 in cash at the closing, a promissory note in the amount of $2,650,000 (the "Note") and up to $1,000,000 in additional cash under the terms of an Earn Out Clause. In June 2004, we received $750,000 reducing the principal balance of the promissory note to $1,900,000. Under the terms of the Purchase and Sale Agreement, we simultaneously entered into a lease agreement relating to the Methuen Facility with a minimum lease term of 15 years.

As the repurchase option contained in the lease and the receipt of the Note from the buyer provide us with a continuing involvement in the Methuen Facility, we have accounted for the sale-leaseback of the Methuen Facility as a financing transaction. Accordingly, we continue to report the Methuen Facility as an asset and continue to record depreciation expense. We record all cash received under the transaction as a finance obligation. The Note and related interest thereon, and the $1,000,000 in additional cash under the terms of an Earn Out Clause will be recorded as an increase to the finance obligation as cash payments are received. We record the principal portion of the monthly lease payments as a reduction to the finance obligation and the interest portion of the monthly lease payments is recorded as interest expense. The closing costs for the transaction have been capitalized and are being amortized as interest expense over the initial 15-year lease term. Upon expiration of the repurchase option (June 30, 2015), we will reevaluate our accounting to determine whether a gain or loss should be recorded on this sale-leaseback transaction.

Convertible Subordinated Notes - On July 28, 2003, we sold an aggregate $6,000,000 of our 7% convertible subordinated notes (the "Notes") with attached warrants to several institutional investors. We received net proceeds of approximately $5.5 million from the transaction, after deducting approximately $500,000 in finders' fees and other transaction expenses. Net proceeds were used to pay down amounts borrowed under our Loan Agreement and utilized for working capital needs. No principal payments are due until maturity on July 28, 2007. The Notes are unsecured.

The Notes bear interest at a fixed rate of 7%, payable quarterly in shares of our common stock. The number of shares of common stock to be issued is calculated by dividing the accrued quarterly interest by a conversion price, which was initially established at $8.00 per share. The conversion price is subject to adjustment in the event of stock splits, dividends and certain combinations.

Interest expense is recorded quarterly based on the fair value of the common shares issued. Accordingly, interest expense may fluctuate from quarter to quarter. We have concluded that the interest feature does not constitute an embedded derivative as it does not currently meet the criteria for classification as a derivative. We recorded accrued interest payable on the Notes of $87,924 within stockholders' equity at June 30, 2004, as the interest is required to be paid quarterly in the form of common stock. Based on the conversion price of $8.00 per common share at June 30, 2004, we issued a total of 35,594 shares of common stock in October 2003, January 2004 and April 2004 in satisfaction of previously recorded interest. We also issued 13,123 shares of common stock in July 2004 as payment for the interest accrued in the fourth quarter.

The Notes contained a beneficial conversion feature reflecting an effective initial conversion price that was less than the fair market value of the underlying common stock on July 28, 2003. The fair value of the beneficial conversion feature was approximately $1,035,000, which has been recorded as an increase to additional paid-in capital and as an original issue discount on the Notes which is being amortized to interest expense over the 4-year life of the Notes.

After two years from the date of issuance, we have the right to redeem all, but not less than all, of the Notes at 100% of the remaining principal of Notes then outstanding, plus all accrued and unpaid interest, under certain conditions. After three years from the date of issuance, the holder of any of the Notes may require us to redeem the Notes in whole, but not in part. Such redemption shall be at 100% of the remaining principal of such Notes, plus all accrued and unpaid interest. In the event of a Change in Control (as defined therein), the holder has the option to require that the Notes be redeemed in whole (but not in part), at 120% of the outstanding unpaid principal amount, plus all unpaid interest accrued.

Payments Due Under Contractual Obligations - The following table summarizes the payments due under our contractual obligations at June 30, 2004, adjusted to include the cash commitments associated with the 7% convertible subordinated notes, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

Contractual Obligations	Payments due by period Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt obligations	$ 12,488,883	$ 12,488,883	$ -	$ -	$ -
Capital lease obligations, including Methuen facility finance obligation	18,611,155	1,210,426	2,564,602	2,663,210	12,172,917
Operating leases, including Poly-Flex Facility	6,645,550	1,663,306	2,458,821	1,888,951	634,472
Deferred compensation	854,553	182,000	381,829	290,724	-
Convertible sub-ordinated notes	6,000,000	-	-	6,000,000	-
Total	$ 44,600,141	$ 15,544,615	$ 5,405,252	$ 10,842,885	$ 12,807,389

In response to the worldwide downturn in the electronics industry, we have taken a series of actions to reduce operating expenses and to restructure operations, consisting primarily of reductions in workforce and consolidation of manufacturing operations. During 2004, we transferred our high volume automated surface mount assembly line from our Cranston, Rhode Island facility to China. In August 2004, we announced a new strategic relationship with Delphi Corporation to supply all multilayer flex and rigid flex circuits which were previously manufactured by Delphi in its Irvine, California facility. We continue to implement plans to control operating expenses, inventory levels, and capital expenditures as well as manage accounts payable and accounts receivable to enhance cash flow and return us to profitability. Our plans include the following actions: 1) continuing to consolidate manufacturing facilities; 2) continuing to transfer certain manufacturing processes from our domestic operations to lower cost international manufacturing locations, primarily those in the People's Republic of China; 3) expanding our products in the home appliance, laptop computer, medical, military and aerospace, and electronic identification markets; 4) continuing to monitor general and administrative expenses; and 5) continuing to evaluate opportunities to improve capacity utilization by either acquiring multilayer flexible circuit businesses or entering into strategic relationships for their production.

In 2003 and 2004, we entered into a series of alternative financing arrangements to partially replace or supplement those currently in place in order to provide us with financing to support our current working capital needs. Working capital requirements, particularly those to support the growth in our China operations, consumed $10.4 million of a total of $11.4 million of cash used in operations during 2004. In September 2004, we secured a new $5 million asset based working capital agreement with the Bank of China which provides stand alone financing for our China operations. In addition, in May 2004 we received net proceeds of approximately $2.95 million from the sale of our Series A convertible preferred stock. We continue to evaluate alternative financing opportunities to further improve our liquidity and to fund working capital needs.

We believe that our cash on hand and the cash expected to be generated from operations will be sufficient to enable us to meet our operating obligations through June 2005. If we require additional or new external financing to repay or refinance our existing financing obligations or fund our working capital requirements, we believe that we will be able to obtain such financing. Failure to obtain such financing may have a material adverse impact on our operations. At June 30, 2004, we were in compliance, and we expect to remain in compliance, with all of our financial covenants associated with our financing arrangements.

Recent Accounting Pronouncements

On July 1, 2003, we adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The requirements of this statement apply to an issuers' classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract.

The adoption of SFAS No. 150 did not have a material effect on our financial statements.

FACTORS THAT MAY AFFECT FUTURE RESULTS

Our prospects are subject to certain uncertainties and risks. Our future results may differ materially from the current results and actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, other one-time events and other important factors disclosed previously and from time to time in our other filings with the Securities and Exchange Commission.

If we cannot obtain additional financing when needed, we may experience a material adverse impact on our operations.

We may need to raise additional funds either through borrowings or further equity financing. We may not be able to raise additional capital on reasonable terms, or at all. The cash expected to be generated will not be sufficient to enable us to meet our financing and operating obligations over the next twelve months based on current growth plans. If we cannot raise the required funds when needed, we may experience a material adverse impact on our operations.

Our business has been, and could continue to be, materially adversely affected as a result of general economic and market conditions.

We are subject to the effects of general global economic and market conditions. Our operating results have been materially adversely affected as a result of recent unfavorable economic conditions and reduced electronics industry spending on both a domestic and worldwide basis. Though we have experienced some general market spending improvement during the past quarter, should market conditions not continue to improve, our business, results of operations or financial condition could continue to be materially adversely affected.

We have at times relied upon waivers from our lenders and amendments or modifications to our financing agreements to avoid any acceleration of our debt payments. In the event that we are not in compliance with our financial covenants in the future, we cannot be certain our lenders will grant us waivers or execute amendments on terms which are satisfactory to us. If such waivers are not received, our debt is immediately callable.

Since entering into our current loan arrangement with our primary lender, Silicon Valley Bank, in June of 2003, we have requested and received several waivers relating to our failure to comply with certain financial covenants under our loan arrangement. In conjunction with the waivers, we have also executed several modifications of our loan arrangement which have primarily resulted in easing our covenant compliance requirements, but have also increased our costs of borrowing. Although we do not believe Silicon Valley Bank will exercise any right it may have to immediately call our debt if we fail to comply with our financial covenants, we cannot guarantee that they will not do so. We are currently in compliance with all of our financial covenants, as amended.

The issuance of our shares upon conversion of outstanding convertible notes, conversion of preferred stock and upon exercise of outstanding warrants may cause significant dilution to our stockholders and may have an adverse impact on the market price of our common stock.

On July 28, 2003, we completed a private placement of our 7% convertible subordinated notes (and accompanying warrants) in an aggregate subscription amount of $6 million. The conversion price of the convertible notes and the exercise price of the warrants is $8.00 per share. In addition, on June 8, 2004, we completed a private placement of 40,625 shares of our Series A Convertible Preferred Stock (the "Preferred Stock") (and accompanying warrants), for $80.00 per share, or $3.25 million in the aggregate. Each share of Preferred Stock may be converted at any time at the option of the holder of the Preferred Stock for 10 shares of common stock, and the exercise price of the warrants is $8.00 per share. For additional information relating to the sale of the convertible subordinated notes and related warrants, please see "Market for Registrant's Common Equity and Related Stockholder Matters – Recent Sales of Unregistered Securities – 7% Convertible Subordinated Notes and Warrants." For additional information relating to the sale of Preferred Stock and related warrants, please see "Market for Registrant's Common Equity and Related Stockholder Matters – Recent Sales of Unregistered Securities – Series A Preferred Stock and Warrants."

The issuance of our shares upon conversion of the convertible subordinated notes and/or Preferred Stock, and exercise of the warrants, and their resale by the holders thereof will increase our publicly traded shares. These re-sales could also depress the market price of our common stock. We will not control whether or when the holders of these securities elect to convert or exercise their securities for common stock. In addition, the perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the stock price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock.

Substantial leverage and debt service obligations may adversely affect us.

We have a substantial amount of indebtedness. As of June 30, 2004, we had approximately $23.4 million of consolidated debt of which $12.9 million is due within one year. Our substantial level of indebtedness increases the possibility that we may be unable to generate sufficient cash to pay when due the principal of, interest on, or other amounts due with respect to our indebtedness. Approximately 22% of our outstanding indebtedness bears interest at floating rates. As a result, our interest payment obligations on such indebtedness will increase if interest rates increase.

Our substantial leverage could have significant negative consequences on our financial condition, results of operations, and cash flows, including:

* Impairing our ability to meet one or more of the financial ratios contained in our debt agreements or to generate cash sufficient to pay interest or principal, including periodic principal amortization payments, which events could result in an acceleration of some or all of our outstanding debt as a result of cross-default provisions;
* Increasing our vulnerability to general adverse economic and industry conditions;
* Limiting our ability to obtain additional debt or equity financing;
* Requiring the dedication of a substantial portion of our cash flow from operations to service our debt, thereby reducing the amount of our cash flow available for other purposes, including capital expenditures;
* Requiring us to sell debt or equity securities or to sell some of our core assets, possibly on unfavorable terms, to meet payment obligations;
* Limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we compete; and
* Placing us at a possible competitive disadvantage with less leveraged competitors and competitors that may have better access to capital resources.

Our credit agreement contains restrictive covenants that could adversely affect our business by limiting our flexibility.

Our credit agreement imposes restrictions that affect, among other things, our ability to incur additional debt, pay dividends, sell assets, create liens, make capital expenditures and investments, merge or consolidate, enter into transactions with affiliates, and otherwise enter into certain transactions outside the ordinary course of business. Our credit agreement also requires us to maintain specified financial ratios and meet certain financial tests. Our ability to continue to comply with these covenants and restrictions may be affected by events beyond our control. A breach of any of these covenants or restrictions would result in an event of default under our credit agreement. Upon the occurrence of a breach, the lender under our credit agreement could elect to declare all amounts borrowed thereunder, together with accrued interest, to be due and payable, foreclose on the assets securing our credit agreement and/or cease to provide additional revolving loans or letters of credit, which would have a material adverse effect on us.

We have incurred losses in each of the last three years, and we may continue to incur losses.

We incurred net losses in each of the last three fiscal years. We had net losses of $8.2 million in fiscal year 2004, $19.5 million in fiscal year 2003 and $10.4 million in fiscal year 2002. Our operations may not be profitable in the future.

If we cannot obtain additional financing when needed, we may not be able to expand our operations and invest adequately in research and development, which could cause us to lose customers and market share.

The development and manufacturing of flexible interconnects is capital intensive. To remain competitive, we must continue to make significant expenditures for capital equipment, expansion of operations and research and development. We expect that substantial capital will be required to expand our manufacturing capacity and fund working capital for anticipated growth. We may need to raise additional funds either through borrowings or further equity financing. We may not be able to raise additional capital on reasonable terms, or at all. If we cannot raise the required funds when needed, we may not be able to satisfy the demands of existing and prospective customers and may lose revenue and market share.

Our operating results fluctuate and may fail to satisfy the expectations of public market analysts and investors, causing our stock price to decline.

Our operating results have fluctuated significantly in the past and we expect our results to continue to fluctuate in the future. Our results may fluctuate due to a variety of factors, including the timing and volume of orders from customers, the timing of introductions of and market acceptance of new products, changes in prices of raw materials, variations in production yields and general economic trends. It is possible that in some future periods our results of operations may not meet or exceed the expectations of public market analysts and investors. If this occurs, the price of our common stock is likely to decline.

Our quarterly results depend upon a small number of large orders received in each quarter, so the loss of any single large order could adversely impact quarterly results and cause our stock price to drop.

A substantial portion of our sales in any given quarter depends on obtaining a small number of large orders for products to be manufactured and shipped in the same quarter in which the orders are received. Although we attempt to monitor our customers' needs, we often have limited knowledge of the magnitude or timing of future orders. It is difficult for us to reduce spending on short notice on operating expenses such as fixed manufacturing costs, development costs and ongoing customer service. As a result, a reduction in orders, or even the loss of a single large order, for products to be shipped in any given quarter could have a material adverse effect on our quarterly operating results. This, in turn, could cause our stock price to decline.

Because we sell a substantial portion of our products to a limited number of customers, the loss of a significant customer or a substantial reduction in orders by any significant customer would adversely impact our operating results.

Historically we have sold a substantial portion of our products to a limited number of customers. Our 20 largest customers based on sales accounted for approximately 52% of total revenues in fiscal year 2004, 50% of total revenues in fiscal year 2003, and 44% in fiscal year 2002.

We expect that a limited number of customers will continue to account for a high percentage of our total revenues in the foreseeable future. As a result, the loss of a significant customer or a substantial reduction in orders by any significant customer would cause our revenues to decline and have an adverse effect on our operating results.

If we are unable to respond effectively to the evolving technological requirements of customers, our products may not be able to satisfy the demands of existing and prospective customers and we may lose revenues and market share.

The market for our products is characterized by rapidly changing technology and continuing process development. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities. We will need to develop and market products that meet changing customer needs, and successfully anticipate or respond to technological changes on a cost-effective and timely basis. There can be no assurance that the materials and processes that we are currently developing will result in commercially viable technological processes, or that there will be commercial applications for these technologies. In addition, we may not be able to make the capital investments required to develop, acquire or implement new technologies and equipment that are necessary to remain competitive. If we fail to keep pace with technological change, our products may become less competitive or obsolete and we may lose customers and revenues.

Competing technologies may reduce demand for our products.

Flexible circuit and laminated cable interconnects provide electrical connections between components in electrical systems and are used as a platform to support the attachment of electronic devices. While flexible circuits and laminated cables offer several advantages over competing printed circuit board and ceramic hybrid circuit technologies, our customers may consider changing their designs to use these alternative technologies in future applications. If our customers switch to alternative technologies, our business, financial condition and results of operations could be materially adversely affected. It is also possible that the flexible interconnect industry could encounter competition from new technologies in the future that render existing flexible interconnect technology less competitive or obsolete.

We are heavily dependent upon certain target markets for domestic manufacturing. A slowdown in these markets could have a material impact on domestic capacity utilization resulting in lower sales and gross margins.

We manufacture our products in seven facilities worldwide, including lower cost offshore locations in China. However, a significant portion of our manufacturing is still performed domestically. Domestic manufacturing may be at a competitive disadvantage with respect to price when compared to lower cost facilities in Asia and other locations. While historically our competitors in these locations have produced less technologically advanced products, they continue to expand their capabilities. Further, we have targeted markets that have historically sought domestic manufacturing, including the military and aerospace markets. Should we be unsuccessful in maintaining our competitive advantage or should certain target markets also move production to lower cost offshore locations, our domestic sales will decline resulting in significant excess capacity and reduced gross margins.

A significant downturn in any of the sectors in which we sell products could result in a revenue shortfall.

We sell our flexible interconnect products principally to the automotive, telecommunications and networking, diversified electronics, military, home appliance, electronic identification and computer markets. The worldwide electronics industry has seen a substantial downturn since 2001 impacting a number of our target markets. Although we serve a variety of markets to avoid a dependency on any one sector, a significant further downturn in any of these market sectors could cause a material reduction in our revenues, which could be difficult to replace.

We rely on a limited number of suppliers, and any interruption in our primary sources of supply, or any significant increase in the prices of materials, chemicals or components, would have an adverse effect on our short-term operating results.

We purchase the bulk of our raw materials, process chemicals and components from a limited number of outside sources. In fiscal year 2004, we purchased approximately 21% of our materials from Tongxing, a Chinese gold plater, and Northfield Acquisition Co., doing business as Sheldahl, our two largest suppliers. We operate under tight manufacturing cycles with a limited inventory of raw materials. As a result, although there are alternative sources of the materials that we purchase from our existing suppliers, any unanticipated interruption in supply from Tongxing or Sheldahl, or any significant increase in the prices of materials, chemicals or components, would have an adverse effect on our short-term operating results.

The additional expenses and risks related to our existing international operations, as well as any expansion of our global operations, could adversely affect our business.

We own a 90.1% equity interest in our investment in China, Parlex Shanghai, which manufactures and sells flexible circuits. We also operate a facility in Mexico for use in the finishing, assembly and testing of flexible circuit and laminated cable products. We have a facility in the United Kingdom where we manufacture polymer thick film flexible circuits and polymer thick film flexible circuits with surface mounted components and intend to introduce production of laminated cable within the next year. We will continue to explore appropriate expansion opportunities as demand for our products increases.

Manufacturing and sales operations outside the United States carry a number of risks inherent in international operations, including: imposition of governmental controls, regulatory standards and compulsory licensure requirements; compliance with a wide variety of foreign and U.S. import and export laws; currency fluctuations; unexpected changes in trade restrictions, tariffs and barriers; political and economic instability; longer payment cycles typically associated with foreign sales; difficulties in administering business overseas; foreign labor issues; wars and acts of terrorism; and potentially adverse tax consequences. Although these issues have not materially impacted our revenues or operations to date, we cannot guarantee that they will not impact our revenues or operations in the future.

International expansion may require significant management attention, which could negatively affect our business. We may also incur significant costs to expand our existing international operations or enter new international markets, which could increase operating costs and reduce our profitability

We face significant competition, which could make it difficult for us to acquire and retain customers.

We face competition worldwide in the flexible interconnect market from a number of foreign and domestic providers, as well as from alternative technologies such as rigid printed circuits. Many of our competitors are larger than we are and have greater financial resources. New competitors could also enter our markets. Our competitors may be able to duplicate our strategies, or they may develop enhancements to, or future generations of, products that could offer price or performance features that are superior to our products. Competitive pressures could also necessitate price reductions, which could adversely affect our operating results. In addition, some of our competitors are based in foreign countries and have cost structures and prices based on foreign currencies. Accordingly, currency fluctuations could cause our dollar-priced products to be less competitive than our competitors' products priced in other currencies.

We will need to make a continued high level of investment in product research and development, sales and marketing and ongoing customer service and support in order to remain competitive. We may not have sufficient resources to be able to make these investments. Moreover, we may not be able to make the technological advances necessary to maintain our competitive position in the flexible interconnect market.

We face risks from fluctuations in the value of foreign currency versus the U.S. dollar and the cost of currency exchange.

While we transact business predominantly in U.S. dollars, a large portion of our sales and expenses are denominated in foreign currencies, primarily the Chinese Renminbi ("RMB"), the basic unit of currency issued by the People's Bank of China. Currently, our exposure to risk from foreign exchange is limited due to the fact that the People's Republic of China has fixed the exchange rate of the Renminbi to the U.S. dollar. The value of the Renminbi is subject to changes in the PRC government's policies and depends to an extent on its domestic and international economic and political developments, as well as supply and demand in the local market. We cannot give any assurance that the Renminbi will continue to remain stable against the U.S. dollar and other foreign currencies. Any devaluation of the Renminbi may adversely affect our results of operations. In addition, a small portion of our sales and expenses are denominated in Euros and the British Pound. Changes in the relation of foreign currencies to the U.S. dollar will affect our cost of sales and operating margins and could result in exchange losses. We do not enter into foreign exchange contracts to reduce our exposure to these risks.

If we are unable to attract, retain and motivate key personnel, we may not be able to develop, sell and support our products and our business may lack strategic direction.

We are dependent upon key members of our management team. In addition, our future success will depend in large part upon our continuing ability to attract, retain and motivate highly qualified managerial, technical and sales personnel. Competition for such personnel is intense, and there can be no assurance that we will be successful in hiring or retaining such personnel. We currently maintain a key person life insurance policy in the amount of $1.0 million on Peter J. Murphy. If we lose the services of Mr. Murphy or one or more other key individuals, or are unable to attract additional qualified members of the management team, our ability to implement our business strategy may be impaired. If we are unable to attract, retain and motivate qualified technical and sales personnel, we may not be able to develop, sell and support our products.

If we are unable to protect our intellectual property, our competitive position could be harmed and our revenues could be adversely affected.

We rely on a combination of patent and trade secret laws and non-disclosure and other contractual agreements to protect our proprietary rights. We own 20 patents issued and have 9 patent applications pending in the United States and have several corresponding foreign patent applications pending. Our existing patents may not effectively protect our intellectual property and could be challenged by third parties, and our future patent applications, if any, may not be approved. In addition, other parties may independently develop similar or competing technologies. Competitors may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. If we fail to adequately protect our proprietary rights, our competitors could offer similar products using materials, processes or technologies developed by us, potentially harming our competitive position and our revenues.

If we become involved in a protracted intellectual property dispute, or one with a significant damages award or which requires us to cease selling some of our products, we could be subject to significant liability and the time and attention of our management could be diverted.

Although no claims have been asserted against us for infringement of the proprietary rights of others, we may be subject to a claim of infringement in the future. An intellectual property lawsuit against us, if successful, could subject us to significant liability for damages and could invalidate our proprietary rights. A successful lawsuit against us could also force us to cease selling, or redesign, products that incorporate the infringed intellectual property. We could also be required to obtain a license from the holder of the intellectual property to use the infringed technology. We might not be able to obtain a license on reasonable terms, or at all. If we fail to develop a non-infringing technology on a timely basis or to license the infringed technology on acceptable terms, our revenues could decline and our expenses could increase.

We may, in the future, be required to initiate claims or litigation against third parties for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. Litigation with respect to patents and other intellectual property matters could result in substantial costs and divert our management's attention from other aspects of our business.

Market prices of technology companies have been highly volatile, and our stock price may be volatile as well.

From time to time the U.S. stock market has experienced significant price and trading volume fluctuations, and the market prices for the common stock of technology companies in particular have been extremely volatile. In the past, broad market fluctuations that have affected the stock price of technology companies have at times been unrelated or disproportionate to the operating performance of these companies. Any significant fluctuations in the future might result in a material decline in the market price of our common stock.

Following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. If we were to become involved in this type of litigation, we could incur substantial costs and diversion of management's attention, which could harm our business, financial condition and operating results.

The costs of complying with existing or future environmental regulations, and of curing any violations of these regulations, could increase our operating expenses and reduce our profitability.

We are subject to a variety of environmental laws relating to the storage, discharge, handling, emission, generation, manufacture, use and disposal of chemicals, solid and hazardous waste and other toxic and hazardous materials used to manufacture, or resulting from the process of manufacturing, our products. We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing or future laws will be administered or interpreted. Future regulations could be applied to materials, products or activities that have not been subject to regulation previously. The costs of complying with new or more stringent regulations, or with more vigorous enforcement of these regulations, could be significant.

Environmental laws require us to maintain and comply with a number of permits, authorizations and approvals and to maintain and update training programs and safety data regarding materials used in our processes. Violations of these requirements could result in financial penalties and other enforcement actions. We could also be required to halt one or more portions of our operations until a violation is cured. Although we attempt to operate in compliance with these environmental laws, we may not succeed in this effort at all times. The costs of curing violations or resolving enforcement actions that might be initiated by government authorities could be substantial.

Undetected problems in our products could directly impair our financial results.

If flaws in design, production, assembly or testing of our products were to occur by us or our suppliers, we could experience a rate of failure in our products that would result in substantial repair or replacement costs and potential damage to our reputation. Continued improvement in manufacturing capabilities, control of material and manufacturing quality, and costs and product testing, are critical factors in our future growth. There can be no assurance that our efforts to monitor, develop, modify and implement appropriate test and manufacturing processes for our products will be sufficient to permit us to avoid a rate of failure in our products that results in substantial delays in shipment, significant repair or replacement costs, or potential damage to our reputation, any of which could have a material adverse effect on our business, results of operations or financial condition.

Our stock is thinly traded.

Our stock is thinly traded and you may have difficulty in reselling your shares quickly. The low trading volume of our common stock is outside of our control, and we cannot guarantee that trading volume will increase in the near future.

We do not expect to pay dividends in the foreseeable future.

We have never paid cash dividends on our common stock and we do not expect to pay cash dividends on our common stock any time in the foreseeable future. In addition, our current financing agreements prohibit the payment of dividends. The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider. For the foreseeable future, we will use earnings from operations, if any, to finance our growth, and we will not pay dividends to our common stockholders. You should not rely on an investment in our common stock if you require dividend income. The only return on your investment in our common stock, if any, would most likely come from any appreciation of our common stock.

We may have exposure to additional income tax liabilities.

As a multinational corporation, we are subject to income taxes in both the United States and various foreign jurisdictions. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable tax laws in the jurisdictions in which we file. From time to time, we are subject to income tax audits. While we believe we have complied with all applicable income tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes. Should we be assessed with significant additional taxes, there could be a material adverse affect on our results of operations or financial condition.

We could use preferred stock to resist takeovers, and the issuance of preferred stock may cause additional dilution.

Our Articles of Organization authorizes the issuance of up to 1,000,000 shares of preferred stock, of which 40,625 shares are issued and outstanding as a result of our preferred stock offering completed in June 2004. Our Articles of Organization gives our board of directors the authority to issue preferred stock without approval of our stockholders. We may issue additional shares of preferred stock to raise money to finance our operations. We may authorize the issuance of the preferred stock in one or more series. In addition, we may set the terms of preferred stock, including:

* dividend and liquidation preferences;
* voting rights;
* conversion privileges;
* redemption terms; and
* other privileges and rights of the shares of each authorized series.

The issuance of large blocks of preferred stock could possibly have a dilutive effect to our existing stockholders. It can also negatively impact our existing stockholders' liquidation preferences. In addition, while we include preferred stock in our capitalization to improve our financial flexibility, we could possibly issue our preferred stock to friendly third parties to preserve control by present management. This could occur if we become subject to a hostile takeover that could ultimately benefit Parlex and Parlex's stockholders.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk related to changes in U.S. and foreign interest rates and fluctuations in exchange rates. We do not use derivative financial instruments.

Interest Rate Risk

Our primary bank facility bears interest at our lender's prime rate plus 2.25%. We also have a subsidiary bank note for $1,500,000 at LIBOR plus 2.5%. The prime rate is affected by changes in market interest rates. These variable rate lending facilities create exposure for us relating to interest rate risk; however, we do not believe our interest rate risk to be material. As of June 30, 2004, we had an outstanding balance under our primary bank facility of $3,618,000 and an outstanding balance of $1,500,000 under our subsidiary note. A hypothetical 10% change in interest rates would impact interest expense by approximately $32,000 over the next fiscal year, and such amount would not have a material effect on our financial position, results of operations and cash flows.

The remainder of our long-term debt bears interest at fixed rates and is therefore not subject to interest rate risk.

Currency Risk

Sales of Parlex Shanghai, Parlex Interconnect, Poly-Flex Circuits Limited and Parlex Europe are typically denominated in the local currency, which is also each company's functional currency. This creates exposure to changes in exchange rates. The changes in the Chinese/U.S. and U.K./U.S. exchange rates may positively or negatively impact our sales, gross margins and retained earnings. Based upon the current volume of transactions in China and the United Kingdom and the stable nature of the exchange rate between China and the U.S., we do not believe the market risk is material. We do not engage in regular hedging activities to minimize the impact of foreign currency fluctuations. Parlex Shanghai and Parlex Interconnect had combined net assets as of June 30, 2004 of approximately $18.6 million. Poly-Flex Circuits Limited and Parlex Europe had combined net assets as of June 30, 2004 of approximately $5.8 million. We believe that a 10% change in exchange rates would not have a significant impact upon Parlex Shanghai's or Poly-Flex Circuits Limited's financial position, results of operation or outstanding debt. As of June 30, 2004, Parlex Shanghai had outstanding debt of approximately $8.9 million. As of June 30, 2004, Poly-Flex Circuits Limited had no outstanding debt.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Parlex Corporation
Methuen, Massachusetts

We have audited the accompanying consolidated balance sheets of Parlex Corporation and subsidiaries (the "Company") as of June 30, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Parlex Corporation and subsidiaries at June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Boston, Massachusetts
September 28, 2004

PARLEX CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2004 AND 2003

ASSETS	2004	2003
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,626,275	$ 1,513,523
Accounts receivable – less allowance for doubtful accounts $1,337,299 in 2004 and $949,261 in 2003	21,999,646	13,835,589
Inventories – net	20,326,134	17,082,878
Refundable income taxes	380,615	279,381
Deferred income taxes	42,958	313,109
Other current assets	2,381,471	2,077,409
Total current assets	46,757,099	35,101,889
PROPERTY, PLANT AND EQUIPMENT - NET	44,979,740	46,893,216
INTANGIBLE ASSETS - NET	32,746	1,130,005
GOODWILL - NET	1,157,510	1,157,510
DEFERRED INCOME TAXES	40,000	-
OTHER ASSETS	2,283,136	1,750,061
TOTAL	$ 95,250,231	$ 86,032,681
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 12,861,077	$ 3,813,117
Accounts payable	16,479,547	13,396,274
Dividends payable	39,317	-
Accrued liabilities	4,277,587	5,170,608
Total current liabilities	33,657,528	22,379,999
LONG-TERM DEBT	10,534,679	10,802,275
OTHER NONCURRENT LIABILITIES	1,025,091	1,187,280
MINORITY INTEREST IN PARLEX SHANGHAI	570,963	415,583
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock, $1.00 par value – authorized, 1,000,000 shares in 2003; issued 40,625 shares in 2004 (aggregate liquidation preference of $3,289,317)	40,625	-
Common stock, $.10 par value – authorized, 30,000,000 shares in 2004 and 2003; issued 6,632,810 and 6,522,216 shares in 2004 and 2003, respectively	663,281	652,221
Accrued interest payable in common stock	87,924	-
Additional paid-in capital	66,979,397	61,049,486
Accumulated deficit	(17,771,307)	(9,605,380)
Accumulated other comprehensive income	499,675	188,842
Less treasury stock, at cost – 210,000 shares in 2004 and 2003	(1,037,625)	(1,037,625)
Total stockholders' equity	49,461,970	51,247,544
TOTAL	$ 95,250,231	$ 86,032,681

See notes to consolidated financial statements.

PARLEX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JUNE 30, 2004, 2003 AND 2002

	2004	2003	2002
REVENUES:	$ 95,538,940	$ 82,821,151	$ 87,055,564
COSTS AND EXPENSES:			
Cost of products sold	85,217,236	80,803,104	90,293,843
Selling, general and administrative expenses	15,819,849	14,484,036	14,049,040
Total costs and expenses	101,037,085	95,287,140	104,342,883
OPERATING LOSS	(5,498,145)	(12,465,989)	(17,287,319)
INTEREST AND NON OPERATING INCOME (EXPENSE)			
Interest income	84,494	36,338	206,505
Interest expense	(2,595,290)	(900,496)	(643,722)
Non operating income	129,228	3,343	105,205
Non operating expense	(185,835)	(84,327)	(104,715)
LOSS FROM OPERATIONS BEFORE INCOME TAXES AND MINORITY INTEREST	(8,065,548)	(13,411,131)	(17,724,046)
BENEFIT FROM (PROVISION FOR) INCOME TAXES	55,001	(6,120,664)	6,855,127
LOSS BEFORE MINORITY INTEREST	(8,010,547)	(19,531,795)	(10,868,919)
MINORITY INTEREST	(155,380)	14,621	481,091
NET LOSS	$ (8,165,927)	$ (19,517,174)	$ (10,387,828)
NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (8,336,994)	$ (19,517,174)	$ (10,387,828)
BASIC AND DILUTED LOSS PER SHARE	$ (1.31)	$ (3.09)	$ (1.65)
WEIGHTED AVERAGE SHARES	6,369,516	6,308,542	6,303,216

See notes to consolidated financial statements.

PARLEX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED JUNE 30, 2004, 2003 AND 2002

	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Accrued Interest Payable In Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Comprehensive Income (Loss)	Total
BALANCE, JULY 1, 2001	-	-	6,513,216	$ 651,321	$ -	$ 60,897,275	$ 21,467,585	$ (627,425)	$ (1,037,625)		$ 81,351,131
Comprehensive income (loss):											
Net loss	-	-	-	-	-	-	(10,387,828)	-	-	$ (10,387,828)	(10,387,828)
Other comprehensive income (loss), net of tax:											
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	380,533	380,533
Unrealized gain on short-term investments	-	-	-	-	-	-	-	-	-	(34,752)	(34,752)
Other comprehensive income (loss)	-	-	-	-	-	-	-	345,781	-	345,781	
Comprehensive income (loss)										$ (10,042,047)	
Distribution of earnings in consideration for	-	-	-	-	-	-	-	-	-		
40% interest in Parlex Shanghai Circuits Corp.	-	-	-	-	-	-	(1,167,963)	-	-		(1,167,963)
BALANCE, JUNE 30, 2002	-	-	6,513,216	651,321	-	60,897,275	9,911,794	(281,644)	(1,037,625)		70,141,121
Comprehensive loss:											
Net loss	-	-	-	-	-	-	(19,517,174)	-	-	$ (19,517,174)	(19,517,174)
Other comprehensive income, net of tax:											
Foreign currency translation adjustment	-	-	-	-	-	-	-	470,486	-	470,486	470,486
Comprehensive income (loss)										$ (19,046,688)	
Issuance of common stock warrants	-	-	-	-	-	100,581	-	-	-		100,581
Exercise of stock options	-	-	9,000	900	-	51,630	-	-	-		52,530
BALANCE, JUNE 30, 2003	-	-	6,522,216	652,221	-	61,049,486	(9,605,380)	188,842	(1,037,625)		51,247,544
Comprehensive loss:											
Net loss	-	-	-	-	-	-	(8,165,927)	-	-	$ (8,165,927)	(8,165,927)
Other comprehensive income, net of tax:											
Foreign currency translation adjustment	-	-	-	-	-	-	-	310,833	-	310,833	310,833
Comprehensive income (loss)										$ (7,855,094)	
Fair value of beneficial conversion feature on 7% Convertible Subordinated Notes	-	-	-	-	-	1,035,016	-	-	-		1,035,016
Issuance of common stock warrants on 7% Convertible Subordinated Notes	-	-	-	-	-	1,035,016	-	-	-		1,035,016
Issuance of common stock warrants in lieu of payment for services	-	-	-	-	-	145,932	-	-	-		145,932
Exercise of common stock warrants	-	-	75,000	7,500	-	592,500	-	-	-		600,000
Interest payable in common stock	-	-	-	-	87,924	-	-	-	-		87,924
Interest paid in common stock	-	-	35,594	3,560	-	251,389	-	-	-		254,949
Issuance of Series A Preferred stock (net of issuance costs of $300,000)	40,625	$ 40,625	-	-	-	2,327,375	-	-	-		2,368,000
Fair value of common stock warrants issued to Series A Preferred Stock investors	-	-	-	-	-	486,000	-	-	-		486,000
Fair value of over-allotment rights granted to Series A Preferred Stock investors	-	-	-	-	-	96,000	-	-	-		96,000
Fair value of beneficial conversion feature on Series A Preferred Stock	-	-	-	-	-	(131,750)	-	-	-		(131,750)
Accretion of beneficial conversion feature on Series A Preferred Stock	-	-	-	-	-	131,750	-	-	-		131,750
Dividends accrued on Series A Preferred Stock	-	-	-	-	-	(39,317)	-	-	-		(39,317)
BALANCE, JUNE 30, 2004	40,625	$ 40,625	6,632,810	$ 663,281	$ 87,924	$ 66,979,397	$ (17,771,307)	$ 499,675	$ (1,037,625)		$ 49,461,970

See notes to consolidated financial statements.

[redacted]

PARLEX CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 2004, 2003 AND 2002

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (8,165,927)	$ (19,517,174)	$ (10,387,828)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:			
Non-cash operating items:			
Depreciation of property, plant and equipment	5,476,718	6,462,860	6,422,514
Deferred income taxes	270,151	6,136,006	(4,593,804)
Amortization of deferred loss on sale-leaseback, deferred financing costs and intangible assets	1,015,856	50,290	-
Facility exit costs	(16,943)	-	1,480,000
Interest payable in common stock	342,872	-	-
Loss on property, plant and equipment	-	621,052	173,828
Gain on sale of China land use rights	(86,531)	-	-
Minority interest	155,380	(14,621)	(481,091)
Changes in current assets and liabilities:			
Accounts receivable – net	(7,988,277)	3,929,857	(115,019)
Inventories	(3,089,396)	594,604	1,771,999
Refundable income taxes	(101,234)	1,530,721	1,111,043
Other assets	(803,198)	488,248	(1,107,309)
Accounts payable and accrued liabilities	1,596,760	(101,863)	3,195,360
Net cash (used in) provided by operating activities	(11,393,769)	179,980	(2,530,307)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of Poly-Flex subsidiary	-	-	525,000
Acquisition of minority interest in Parlex Shanghai	-	-	(4,485,095)
Sale and maturity of available for sale securities	-	-	5,498,951
Sale of China land use rights	1,179,145	-	-
Net proceeds from sale-leaseback of Poly-Flex facility	-	2,927,213	-
Additions to property, plant, equipment and other assets	(2,476,939)	(2,244,008)	(5,243,605)
Net cash (used for) provided by investing activities	(1,297,794)	683,205	(3,704,749)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from bank loans	66,330,752	23,063,796	28,975,378
Payment of bank loans	(63,178,573)	(29,305,450)	(24,243,584)
Proceeds from sale-leaseback of Methuen facility	750,000	5,019,219	-
Cash received for interest on sale-leaseback note receivable	134,712	-	-
Payment of Methuen sale-leaseback financing obligation	(309,064)	-	-
Payment of capital lease	(38,544)	-	-
Proceeds from convertible note, net of issuance costs of approximately $674,000	5,513,697	-	-
Proceeds from series A preferred stock issuance, net of issuance costs of approximately $300,000	2,950,000	-	-
Exercise of common stock warrants	600,000	-	-
Exercise of stock options	-	52,530	-
Net cash provided by (used for) financing activities	12,752,980	(1,169,905)	4,731,794
EFFECT OF EXCHANGE RATE CHANGES ON CASH	51,335	35,218	84,297
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	112,752	(271,502)	(1,418,965)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,513,523	1,785,025	3,203,990
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,626,275	$ 1,513,523	$ 1,785,025
SUPPLEMENTARY DISCLOSURE OF NONCASH FINANCING AND INVESTING ACTIVITIES:			
Property, plant, equipment and other asset purchases financed under capital lease obligations, long-term debt, and accounts payable	$ 822,439	$ 148,806	$ 1,474,311
Issuance of stock warrants in connection with Silicon Valley Bank debt	$ -	$ 100,581	$ -
Issuance of stock warrants in connection with issuance of convertible debt	$ 1,180,948	$ -	$ -
Beneficial conversion feature associated with convertible debt	$ 1,035,016	$ -	$ -
Interest payable in common stock	$ 342,872	$ -	$ -
Issuance of stock warrants in connection with issuance of preferred stock	$ 486,000	$ -	$ -
Issuance of over-allotment rights in connection with issuance of preferred stock	$ 96,000	$ -	$ -
Accrual of preferred stock dividends	$ 39,317	$ -	$ -
Beneficial conversion feature associated with preferred stock	$ 131,750	$ -	$ -

1. BUSINESS AND BASIS OF PRESENTATION

Business – Parlex Corporation ("Parlex" or the "Company") is a world leader in the design and manufacture of flexible interconnect products. Parlex produces flexible circuits, laminated cables, flexible interconnect hybrid circuits and flexible interconnect assemblies utilizing proprietary processes and patented technologies, which are designed to satisfy the unique requirements of a wide range of customers. Parlex provides its products and engineering services to a variety of markets including automotive, telecommunications and networking, diversified electronics, military, home appliance, electronic identification and computer.

Basis of Presentation – As shown in the consolidated financial statements, the Company incurred net losses of $8,165,927 and $19,517,174 and used $11,393,769 and provided $179,980 in cash from operations for the fiscal years ended June 30 2004 and 2003, respectively. In addition the Company had an accumulated deficit of $17,771,307 at June 30, 2004.

In response to the worldwide downturn in the electronics industry, management has taken a series of actions to reduce operating expenses and to restructure operations, consisting primarily of reductions in workforce and consolidation of manufacturing operations. During 2004, the Company transferred its high volume automated surface mount assembly line from its Cranston, Rhode Island facility to China. In August 2004, the Company announced a new strategic relationship with Delphi Corporation to supply all multilayer flex and rigid flex circuits which were previously manufactured by Delphi in its Irvine, California facility. Management continues to implement plans to control operating expenses, inventory levels, and capital expenditures as well as manage accounts payable and accounts receivable to enhance cash flow and return the Company to profitability. Management's plans include the following actions: 1) continuing to consolidate manufacturing facilities; 2) continuing to transfer certain manufacturing processes from the Company's domestic operations to lower cost international manufacturing locations, primarily those in the People's Republic of China; 3) expanding the Company's products in the home appliance, laptop computer, medical, military and aerospace, and electronic identification markets; 4) continuing to monitor, general and administrative expenses; and 5) continuing to evaluate opportunities to improve capacity utilization by either acquiring multilayer flexible circuit businesses or entering into strategic relationships for their production.

In 2003 and 2004, management entered into a series of alternative financing arrangements to partially replace or supplement those currently in place in order to provide the Company with financing to support its current working capital needs. Working capital requirements, particularly those to support the growth in the Company's China operations, consumed $10.4 million of a total $11.4 million of cash used in operations during 2004. In September 2004, the Company secured a new $5 million asset based working capital agreement with the Bank of China which provides standalone financing for its China operations. In addition, in May and June of 2004 the Company received net proceeds of approximately $2.95 million net from the sale of Series A convertible preferred stock. Management continues to evaluate alternative financing opportunities to further improve its liquidity and to fund working capital needs. Management believes that the Company's cash on hand and the cash expected to be generated from operations will be sufficient to enable the Company to meet its operating obligations through June 2005. If the Company requires additional or new external financing to repay or refinance its existing financing obligations or fund its working capital requirements, the Company believes that it will be able to obtain such financing. Failure to obtain such financing may have a material adverse impact on the Company's operations. At June 30, 2004, the Company is in compliance, and expects to remain in compliance, with all of its financial covenants associated with its financing arrangements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation – The consolidated financial statements include the accounts of Parlex, its wholly owned subsidiaries and its 90.1% investment in Parlex (Shanghai) Circuit Co., Ltd. ("Parlex Shanghai") (see Note 13)

Use of Estimates – The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates. Management's estimates are primarily based on historical experience. Estimates include reserves for accounts receivables, inventory and deferred taxes, useful lives of property, plant, and equipment, certain variables used to value stock options and warrants, certain accrued liabilities including self-insured health insurance claims, and the Company's effective tax rate. The self-insured health claims are subject to certain individual and aggregate stop loss limits. Actual results could differ from those estimates.

Foreign Currency Translation – The functional currency of foreign operations is deemed to be the local country's currency. Assets and liabilities of operations outside the United States are translated into United States dollars using current exchange rates at the balance sheet date. Results of operations are translated at average exchange rates prevailing during each period. Gains or losses on translation are accumulated as a component of other comprehensive income or loss.

Cash and Cash Equivalents – Cash and cash equivalents include short-term highly liquid investments purchased with remaining maturities of three months or less.

Short-Term Investments – The Company follows Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At July 1, 2001, the Company had categorized all securities as "available-for-sale", since the Company could liquidate those investments currently. In calculating realized gains and losses, cost is determined using the specific-identification method. SFAS No. 115 requires that unrealized gains and losses on available-for-sale securities be excluded from earnings and reported in a separate component of stockholders' equity. The purchase and sale of available-for-sale securities' activity in 2002 primarily consisted of corporate bond securities.

Inventories – Inventories of raw materials are stated at the lower of cost, (first-in, first-out) or market. Work in process and finished goods are valued as a percentage of completed cost, not in excess of net realizable value. Raw material, work in process and finished goods inventory associated with programs cancelled by customers are fully reserved for as obsolete. Reductions in obsolescence reserves are recognized when the underlying products are disposed of or sold. At June 30, inventories consisted of:

	2004	2003
Raw materials	$ 8,729,132	$ 7,736,473
Work in process	9,444,722	8,285,396
Finished goods	5,049,796	4,034,733
Total cost	23,223,650	20,056,602
Reserve for obsolescence	(2,897,516)	(2,973,724)
Inventory, net	$20,326,134	$ 17,082,878

Property, Plant and Equipment – Property, plant and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives: buildings – 30-40 years; machinery and equipment – 2-15 years; and leasehold improvements over the terms of the lease. The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less cost to sell.

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Property, plant and equipment consisted of:

	June 30, 2004	June 30, 2003
Land and land improvements	$ 589,872	$ 589,872
Buildings	18,543,295	18,543,295
Machinery and equipment	64,348,226	59,625,945
Leasehold improvements and other	6,695,173	6,321,658
Construction in progress	2,902,141	4,591,458
Total cost	93,078,707	89,672,228
Less: accumulated depreciation and amortization	(48,098,967)	(42,779,012)
Property, plant and equipment, net	$ 44,979,740	$ 46,893,216

Goodwill and Other Intangible Assets – The Company recorded goodwill in connection with its acquisition of a 40% interest in Parlex Shanghai (see Note 13), and its 1999 acquisition of Parlex-Dynaflex ("Dynaflex"). The Company accounts for goodwill under the provisions of SFAS No.142, "Goodwill and Other Intangible Assets". Under the provisions of SFAS No. 142, if an intangible asset is determined to have an indefinite useful life, it shall not be amortize until its useful life is determined to be no longer indefinite. An intangible asset that is not subject to amortization shall b tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill is not amortized but is tested for impairment, for each reporting unit, on an annual basis and between annual tests in certain circumstances. In accordance with the guidelines in SFAS No. 142, the Company determined it ha one reporting unit. The Company evaluates goodwill for impairment by comparing Parlex's market capitalization, as adjusted for a control premium, to its recorded net asset value. If the Company's market capitalization, as adjusted for a control premium, is less than its recorded net asset value, the Company will further evaluate the implied fair value of its goodwill with the carrying amount of the goodwill, as required by SFAS No. 142, and the Company will record an impairment charge against the goodwill, if required, in its results of operations in the period such determination was mad Since Parlex's market capitalization, as adjusted, exceeded its recorded net asset value upon adoption of SFAS No. 142 and at the subsequent annual impairment analysis dates, the Company has concluded that no impairment adjustments wer required at the time of adoption or at the annual impairment analysis date. The carrying value of the goodwill was $1,157,510 at June 30, 2004 and 2003.

Revenue Recognition – Revenue on product sales is recognized when persuasive evidence of an agreement exists, the price is fixed or determinable, delivery has occurred and there is reasonable assurance of collection of the sales proceeds. The Company generally obtains written purchase authorizations from its customers for a specified amount of product, at a specified price and considers delivery to have occurred at the time title to the product passes to the customer. Title passes to the customer according to the shipping terms negotiated between the Company and the customer. License fees and royalty income are recognized when earned.

Research and Development – Research and development costs are expensed as incurred and amounted to approximately $6,100,000, $5,500,000 and $6,145,000 for the years ended June 30, 2004, 2003 and 2002, respectively. These amounts are reflected in the Company's cost of products sold.

Stock-Based Compensation – The Company accounts for stock-based compensation to employees and nonemployee directors in accordance with Accounting Principles Board ("APB") Opinion No. 25 using the intrinsic-value method as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." Under the intrinsic value method, compensation associated with stock awards to employees and directors is determined as the difference, if any, between the current fair value of the underlying common stock on the date compensation is measured and the price the employee or director must pay to exercise the award. The measurement date for employee awards is generally the date of grant. SFAS

No. 123 encourages, but does not require, the recognition of compensation expense for the fair value of stock options and other equity instruments issued to employees and nonemployee directors.

Had the Company used the fair-value method to measure compensation, the Company's net loss and basic and diluted loss per share would have been as follows at June 30:

	2004	2003	2002
Net loss attributable to common stockholders	$ (8,336,994)	$ (19,517,174)	$ (10,387,828)
Add stock-based compensation expense included in reported net loss	-	-	-
Deduct stock-based compensation expense determined under the fair-value method	(620,441)	(717,683)	(845,172)
Net loss attributable to common stockholders - pro forma	$ (8,957,435)	$ (20,234,857)	$ (11,233,000)
Basic and diluted loss per share - as reported	$ (1.31)	$ (3.09)	$ (1.65)
Basic and diluted loss per share - pro forma	(1.41)	(3.21)	(1.78)

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model. Key assumptions used to apply this option-pricing model are as follows:

	2004	**2003**	**2002**
Average risk-free interest rate	2.4 %	2.6 %	4.1 %
Expected life of option grants	3.5 years	3.5 years	3.5 years
Expected volatility of underlying stock	73%	67%	74%
Expected dividend rate	None	None	None

The weighted-average fair value of options granted in 2004, 2003 and 2002 was $4.44, $5.53, and $6.72, respectively.

The option-pricing model was designed to value readily tradable stock options with relatively short lives. The options granted to employees are not tradable and have contractual lives of 10 years. However, management believes that the assumptions used and the model applied to value the awards yield a reasonable estimate of the fair value of the grants made under the circumstances.

Income Taxes – The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." This statement requires an asset and liability approach to accounting for income taxes based upon the future expected values of the related assets and liabilities. Deferred income taxes are provided for basis differences between assets and liabilities for financial reporting and tax purposes and for tax loss and credit carryforwards. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized.

Loss Per Share – Basic loss per share is calculated on the weighted-average number of common shares outstanding during the year. Diluted loss per share is calculated on the weighted-average number of common shares and common share equivalents resulting from outstanding options and warrants except where such items would be antidilutive.

The net loss attributable to common stockholders for each period is as follows:

	2004	2003	2002
Net loss	$ (8,165,927)	$ (19,517,174)	$ (10,387,828)
Dividends accrued on Series A Preferred Stock	(39,317)	-	-
Accretion of beneficial conversion feature on Series A Preferred Stock	(131,750)	-	-
Net loss attributable to common stockholders	$ (8,336,994)	$ (19,517,174)	$ (10,387,828)

A reconciliation between shares used for computation of basic and dilutive loss per share is as follows:

	2004	**2003**	**2002**
Shares for basic computation	6,369,516	6,308,542	6,303,216
Effect of dilutive stock options and warrants	-	-	-
Shares for dilutive computation	6,369,516	6,308,542	6,303,216

Antidilutive shares were not included in the per-share calculations for the years ended 2004, 2003 and 2002 due to the reported net losses for those years. Antidilutive shares totaled approximately 1,052,000, 533,000 and 471,000 in 2004, 20 and 2002, respectively. All antidilutive shares relate to outstanding stock options except for 484,625 and 25,000 antidilut shares in 2004 and 2003, respectively relating to warrants issued in connection with certain debt and equity financings (se Note 10).

Fair Value of Financial Instruments – SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," require disclosure of the fair value of certain financial instruments. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of their short-term nature. The carryir amounts of the Company's debt instruments approximate fair value since the majority of long-term debt bears interest at a rate similar to the prevailing market rate.

Reclassifications – Certain prior period amounts have been reclassified to conform to the current year presentation.

Recent Adoption of Accounting Pronouncements – On July 1, 2003, the Company adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The requirements of this statement apply to issuers' classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract.

The adoption of SFAS No. 150 did not have a material effect on the Company's financial statements.

3. SALES-LEASEBACK OF PROPERTY, PLANT AND EQUIPMENT

On June 12, 2003, the Company entered into two sale-leaseback transactions with an unrelated party as follows:

Parlex Corporate Headquarters and Manufacturing Facility ("Methuen Facility")

Parlex sold its 172,216 square foot corporate headquarters and manufacturing facility in Methuen, Massachusetts, consisting of land, land improvements, building and building improvements for a total maximum purchase price of $9,000,000 which consisted of $5,350,000 in cash at the closing, a promissory note in the amount of $2,650,000 ("Note") and up to $1,000,000 in additional cash under the terms of an Earn Out Clause. In June 2004, the Company received $750,000, reducing the principal balance of the promissory note to $1,900,000. The Note is due on June 30, 2006, with a one-year extension at the sole option of the buyer. The Note is payable to Parlex only if no "Special Defaults" (as defined in the Purchase and Sale Agreement) occur on or before the maturity date of the Note. The interest rate on the Note increases one percent each year from five percent in the first year to a maximum of eight percent if the buyer exercises the extension option. The Note is secured by a pledge of 100% of the ownership interest in the Delaware limited liability company that owns the Methuen Facility. Under the Earn Out Clause, Parlex will receive $200,000 on June 30, 2004 and on each June 30th thereafter through and including June 30, 2009, up to a maximum of $1,000,000, if and only if for the immediately preceding 12-month period Parlex has met certain financial milestones (as defined therein). In the event that Parlex does not meet the financial milestones as of the end of a particular fiscal year, then the $200,000 installment shall be deferred without interest until the end of the next fiscal year. The buyer's obligations to pay any and all unpaid portions of the Earn Out including all deferrals terminates on June 30, 2009. Parlex did not earn any monies under the Earn Out Clause on June 30, 2004. The net proceeds received in fiscal 2003 of approximately $5.0 million from the sale were used to repay existing bank debt and provide additional working capital to fund its operations.

Under the terms of the Purchase and Sale Agreement, Parlex simultaneously entered into a written lease for a period of 15 years for the Methuen Facility. The lease may be extended, at Parlex's option, for two additional five-year periods upon 12 months written notice prior to the applicable lease expiration date. The annual base rent for each five-year extension is equal to the greater of (a) the annual base rent then being paid under the lease or (b) 95% of the then prevailing market rate for a five-year lease of similar space in the same market. In addition to the base rent, Parlex is responsible for the payment of all real estate taxes and other operating costs of the Methuen Facility. Beginning on July 1, 2009 and continuing through June 30, 2015, Parlex has the option to purchase the Methuen Facility for its then fair market value, subject to a minimum agreed value of $12,000,000.

As the repurchase option contained in the lease and the receipt of a promissory note from the buyer provide Parlex with a continuing involvement in the Methuen Facility, Parlex has accounted for the sale-leaseback of the Methuen Facility as a financing transaction. Accordingly, the Company continues to report the Methuen Facility as an asset and continues to record depreciation expense. The Company records all cash received under the transaction as a finance obligation. Accordingly, the Company recorded the $5,350,000 payment received during 2003 as a finance obligation at June 30, 2003 (see Note 7). Payments received on the $2,650,000 promissory note and related interest thereon, and the $1,000,000 under the Earn Out Clause are recorded as increases to the finance obligation. The monthly lease payments are recorded as a reduction to the finance obligation. The interest portion of the future monthly lease payments, determined based upon the Company's cost of borrowing, (14.1% at June 12, 2003), is recorded as interest expense. The closing costs for the transaction of $362,000 have been capitalized and are being amortized as interest expense over the initial 15-year lease term. Upon expiration of the repurchase option (June 30, 2015), the Company will reevaluate its accounting to determine whether a gain or loss should be recorded on this sale-leaseback transaction.

Poly-Flex Circuits, Inc. ("Poly-Flex") Operating Facility ("Poly-Flex Facility")

Poly-Flex, a wholly owned subsidiary of Parlex, sold its 54,580 square foot operating facility in Cranston, Rhode Island, consisting of land, land improvements, building and building improvements for a total purchase price of $3,000,000 in cash. The net proceeds of approximately $2,927,000 from the sale were used to repay existing bank debt and provide additional working capital to fund operations. At the time of sale, the Poly-Flex Facility had a fair market value of approximately $4,440,000, based on an April 2003 independent third party appraisal, and a net book value of approximately $4,313,000. Under the terms of the Purchase and Sale Agreement, Poly-Flex entered into a five-year lease of the Poly-Flex Facility with the buyer. The lease may be extended, at Poly-Flex's option, for two additional five-year periods upon 12 months written notice prior to the applicable lease expiration date. The annual base rent for each five-year extension is equal to 102.5% of the annual base rent for the immediately preceding lease year. In addition to the base rent, Poly-Flex is responsible for the payment of all real estate taxes and other operating costs of the Poly-Flex Facility. Parlex guarantees all payments under the Poly-Flex lease. Poly-Flex may terminate the lease early by delivery of written notice on or before September 30, 2004 and the payment of an early termination fee of approximately $353,000. In the event Poly-Flex exercises its early termination rights, the lease term shall terminate on June 30, 2006. Poly-Flex does not intend on exercising its early termination option.

Since neither Poly-Flex nor the Company has any continuing involvement in the Poly-Flex Facility after the sale, the transaction has been accounted for using sale-leaseback accounting. The Company recorded no immediate loss on the transaction since the fair value of the Poly-Flex Facility exceeded the net book value of the facility at the time of sale. However, approximately $1,374,000 of excess net book value over the sales price was recorded as a deferred loss and included in Other Assets on the consolidated balance sheets. The deferred loss is being amortized to lease expense over the initial five-year lease term (Note 5).

4. INTANGIBLE ASSETS, NET

Intangible assets at June 30 consisted of:

	2004	2003
Land use rights	$ -	$ 1,145,784
Patents	58,560	58,560
Total cost	58,560	1,204,344
Accumulated amortization	(25,814)	(74,339)
Intangible assets, net	$ 32,746	$ 1,130,005

In December 2001, Parlex (Shanghai) Interconnect Products Co., Ltd.("Parlex Interconnect"), the Company's second tier subsidiary, purchased land use rights for a parcel of land located in the People's Republic of China to potentially expand it operations within China. The rights were being amortized over their maximum life of 50 years as allowed by Chinese law In July 2003, Parlex Interconnect sold its land use rights in China for approximately $1.2 million and recognized a gain of approximately $87,000, which is included in operating loss for the year ended June 30, 2004.

The Company has reassessed the remaining useful lives of the intangible assets, which consist only of patent costs, at June 30, 2004 and determined the useful lives are appropriate in determining amortization expense. Amortization expense for the years ended June 30, 2004, 2003 and 2002 was $4,645, $25,822 and $14,376, respectively.

The estimated amortization expense, for each of the fiscal years subsequent to June 30, 2004 is as follows:

	Amortization Expense
	Patents
2005	$ 2,928
2006	2,928
2007	2,928
2008	2,928
2009	2,928
Thereafter	18,106
Total	$ 32,746

5. OTHER ASSETS

Other assets at June 30 consisted of:

	2004	2003
Deferred loss on sale-leaseback of Poly-Flex Facility, net	$ 1,087,606	$ 1,362,370
Deferred financing costs on sale-leaseback of Methuen facility (see Note 3)	361,700	203,353
Deferred financing costs on the Loan Security Agreement (see Note 7)	267,722	138,081
Deferred financing costs on Convertible Subordinated Note (see Note 7)	673,930	-
Other	160,650	48,019
Total cost	2,551,608	1,751,823
Less: accumulated amortization	(268,472)	(1,762)
Total Other Assets, net	$ 2,283,136	$ 1,750,061

The deferred loss on the Poly-Flex facility (Note 3) is being amortized to lease expense over the five-year lease term. Amortization of the deferred loss, reported as a component of rent expense, for the years ended June 30, 2004 and 2003 was $274,764 and $11,448, respectively.

Amortization of deferred financing costs for the years ended June 30, 2004 and 2003 was $266,710 and $1,762, respectively.

6. ACCRUED LIABILITIES

Accrued liabilities at June 30 consisted of:

	2004	**2003**
Payroll and related expenses	$ 1,139,867	$ 1,573,551
Professional fees	151,030	737,698
Facility exit costs	136,952	583,521
Accrued health insurance	399,922	553,521
Commissions	639,336	412,302
Other	1,810,480	1,310,015
Total	$ 4,277,587	$ 5,170,608

In June 2002, management committed to a plan to consolidate, exit and relocate certain of its manufacturing operations. At June 30, 2002, Parlex had accrued facility exit costs of $1,480,000 relating to these exit activities. No amounts were paid as of June 30, 2002.

The following is a summary of the facility exit costs activity during 2003 and 2004:

	Facility Exit Costs Accrued June 30, 2002	2003 Activity Cash Payments	2003 Activity Asset Write-offs	2003 Activity Change in Estimates	Facility Exit Costs Accrued June 30, 2003
Lease costs	$ 656,000	$ (216,145)	$ -	$ -	$ 439,855
Leasehold improvements	573,767	-	(573,767)	-	-
Facility refurbishment costs	141,233	-	-	2,433	143,666
Lease termination penalty	109,000	(106,567)	-	(2,433)	-
Total	$ 1,480,000	$ (322,712)	$ (573,767)	$ -	$ 583,521

	Facility Exit Costs Accrued June 30, 2003	2004 Activity Cash Payments	2004 Activity Asset Write-offs	2004 Activity Change in Estimates	Facility Exit Costs Accrued June 30, 2004
Lease costs	$ 439,855	$ (456,798)	$ -	$ 16,943	$ -
Facility refurbishment costs	143,666	(6,714)	-	-	136,952
Total	$ 583,521	$ (463,512)	$ -	$ 16,943.00	$ 136,952

During 2003, lease costs of $216,145 for the Salem, New Hampshire facility, consisting of rent expense and utilities for the period January 1, 2003 through June 30, 2003, were paid and charged to the facility exit costs accrual. In January 2003, upon exiting the facility, the Company wrote-down the value of the leasehold improvements at its Salem, New Hampshire facility to zero to reflect its abandonment of such assets. The Company's lease agreement, for which certain costs were accrued under this plan, was scheduled to terminate on June 30, 2007. However, in June 2003, the Company exercised its right to terminate the lease early as of June 30, 2004 and paid the related lease early termination fee of $106,567.

During fiscal 2004, lease costs of $456,798 for the Salem, New Hampshire facility, consisting of rent expense and utilities for the period July 1, 2003 through June 30, 2004, were paid and charged to the facility exit costs accrual. The remaining accrued facility exit costs at June 30, 2004 represents the estimated costs to refurbish the facility.

7. INDEBTEDNESS

Long-term debt at June 30 consisted of:

	2004	2003
Loan and security agreement	$ 3,618,091	$ 3,306,150
Parlex Shanghai term notes	8,870,792	2,175,645
Finance obligation on sale-leaseback of Methuen Facility	5,909,245	5,333,597
Convertible subordinated notes	4,404,351	-
Parlex Interconnect term note	-	3,800,000
Other	593,277	-
Total long-term debt	23,395,756	14,615,392
Less: current portion of long-term debt	12,861,077	3,813,117
Long-term debt	$ 10,534,679	$ 10,802,275

A summary of the current portion of our long term debt described above is as follows:

	2004	2003
Loan and security agreement	$ 3,618,091	$ -
Parlex Shanghai term notes	8,870,792	2,175,645
Finance obligation on sale-leaseback of Methuen Facility	263,849	337,472
Parlex Interconnect term note	-	1,300,000
Other	108,345	-
Total current portion of long-term debt	$ 12,861,077	$ 3,813,117

The scheduled maturities for long-term debt, excluding sale lease back and capital lease obligations, at June 30, 2004 are $12,488,883 in fiscal year 2005, $0 in fiscal 2006 and fiscal 2007 and $4,404,351 in fiscal 2008.

Interest paid during the years ended June 30, 2004, 2003 and 2002 was approximately $1,371,000, $767,000 and $625,000, respectively.

The weighted average interest rate on the Company's short-term borrowings as of June 30, 2004 and 2003 is 5.561% and 4.826% respectively.

Loan and Security Agreement (the "Loan Agreement") - The Company executed the Loan Agreement with Silicon Valley Bank on June 11, 2003. The Loan Agreement provided Silicon Valley Bank with a secured interest in substantially all of the Company's assets. The Company may borrow up to $10,000,000, based on a borrowing base of eligible accounts receivable. Borrowings may be used for working capital purposes only. The Loan Agreement allows the Company to issue letters of credit, enter into foreign exchange forward contracts and incur obligations using the bank's cash management services up to an aggregate limit of $1,000,000, which reduces the Company's availability for borrowings under the Loan Agreement. As of June 30, 2004, the Company had a $1,000,000 letter of credit outstanding. The Loan Agreement contains certain restrictive covenants, including but not limited to, limitations on debt incurred by its foreign subsidiaries, acquisitions, sales and transfers of assets, and prohibitions against cash dividends, mergers and repurchases of stock without prior bank approval. The Loan Agreement also has financial covenants, which among other things require the Company to maintain $750,000 in minimum cash balances or excess availability under the Loan Agreement.

On September 23, 2003, the Company executed a Modification Agreement (the "Modification Agreement") with Silicon Valley Bank. The Modification Agreement increased the interest rate on borrowings to the bank's prime rate plus 1.5% and amended the financial covenants. On February 18, 2004, the Company executed a Second Modification Agreement (the "Second Modification Agreement") with Silicon Valley Bank. The Second Modification Agreement removed the fixed charge coverage ratio from the Loan Agreement and required the Company to report EBITDA of at least $50,000 on a three month trailing basis, beginning January 31, 2004. The minimum EBITDA requirement will be increased to $250,000 at June 30, 2004. The Second Modification Agreement increased the interest rate on borrowings to the bank's prime rate plus 2.0% (decreasing to prime plus 1.25% after two consecutive quarters of positive operating income and to prime plus 0.75% after two consecutive quarters of positive net income, respectively) and amended the financial covenants. On March 28, 2004, the Company entered into a Third Loan Modification Agreement with Silicon Valley Bank, which permitted certain of the Company's subsidiaries to increase the amount of indebtedness they could incur from $8 million to $13 million, so long as such indebtedness was without recourse to Parlex and its principal subsidiaries. On May 10, 2004, the Company executed a Fourth Loan Modification Agreement (the "Fourth Modification Agreement") with Silicon Valley Bank. The Fourth Modification Agreement changed the EBITDA requirement to $1.00 as of April 30, 2004 and May 31, 2004 and $250,000 on a three month trailing basis beginning June 30, 2004. On June 25, 2004, the Company executed a Fifth Loan Modification Agreement (the "Fifth Modification Agreement") with Silicon Valley Bank. The Fifth Modification Agreement permitted certain of the Company's subsidiaries to borrow up to $5,000,000 in the aggregate from the Bank of China. The Fifth Modification Agreement increased the interest rate on borrowings to the bank's prime rate (4.0% at June 30, 2004) plus 2.25% (decreasing to prime plus 1.25% after two consecutive quarters of positive operating income and to prime plus 0.75% after two consecutive quarters of positive net income, respectively). On September 24, 2004, the Company executed a Sixth Loan Modification Agreement with Silicon Valley Bank to extend the maturity date of the Loan Agreement from June 10, 2005 to July 11, 2005. All other terms and conditions of the Loan Agreement remain the same. As of June 30, 2004, the Company was in compliance with its financial covenants. At June 30, 2004, the Company had available borrowing capacity under the Loan Agreement of approximately $4.4 million. As the available borrowing capacity exceeded $750,000 at June 30, 2004, none of the Company's cash balance was subject to restriction at June 30, 2004.

The Loan Agreement includes both a subjective acceleration clause and a lockbox arrangement that requires all lockbox receipts to be used to pay down the revolving credit borrowings. Accordingly, borrowings under the Loan Agreement are classified as current liabilities in the accompanying consolidated balance sheets as of June 30, 2004 as required by Emerging Issues Task Force Issue No. 95-22, " Balance Sheet Classification of Borrowings Outstanding Under Revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lockbox Arrangement". However, such borrowings will be excluded from current liabilities in future periods and considered long-term obligations if such borrowing are: 1) refinanced on a long-term basis, 2) the subjective acceleration terms of the Loan Agreement are modified, or 3) will not require the use of working capital within one year. At June 30, 2003, the balance outstanding under the Loan Agreement was properly classified as long-term debt as a result of the refinancing of such debt on a long-term basis with the proceeds of the 7% Convertible Notes.

Parlex Shanghai Term Notes – On August 20, 2003, Parlex Shanghai entered into a short-term bank note, due August 20, 2004, bearing interest at 5.841% and guaranteed by Parlex Interconnect. Amounts outstanding under this short-term note total $1.2 million as of June 30, 2004. The note was retired in August 2004. On December 15, 2003, Parlex Shanghai entered into a short-term bank note, due December 15, 2004, bearing interest at 5.31% and guaranteed by Parlex Interconnect. Amounts outstanding under this short-term note total $605,000 as of June 30, 2004. On January 14, 2004, Parlex Shanghai entered into two short-term bank notes, due October 12, 2004 and November 10, 2004, totaling $1.8 million, bearing interest at 5.31% and guaranteed by Parlex Interconnect. On February 13, 2004 and March 2, 2004 Parlex Shanghai entered into two short-term bank notes, due January 12, 2005 and March 1, 2005, bearing interest at 5.31% and guaranteed by Parlex Interconnect. Amounts outstanding under these short-term notes as of June 30, 2004 totaled $3.8 million. These notes replaced a similar short-term note that terminated on February 25, 2004. On March 5, 2004, Parlex Shanghai entered into a short-term bank note, due January 5, 2005, bearing interest at LIBOR plus 2.5% and guaranteed by the Company's subsidiary Parlex Asia Pacific Ltd, ("Parlex Asia"). Amounts outstanding under this short-term note as of June 30, 2004 totaled $1.5 million. The Company believes that it will be able to obtain the necessary refinancing of its Parlex Shanghai short term debt because of the Company's history of successfully refinancing its short term Chinese borrowings and its rapidly improving Chinese operating results. In fiscal 2004, revenues from its Chinese operations grew 65%. The Company expects similar revenue growth and improved profitability in China during fiscal 2005.

Parlex Interconnect Term Notes – In June 2002, Parlex Interconnect executed a $5,000,000 Loan Agreement (the "CITIC Loan Agreement") with CITIC Ka Wah Bank. As a condition of the approval of this CITIC Loan Agreement, Parlex Asia , and the Company provided a guarantee of the payment of this loan. Under the provisions of its guarantee, the Company is required to comply with certain financial covenants. In March 2004, Parlex Interconnect retired the outstanding balance of the CITIC term note.

Parlex Asia Banking Facility - Subsequent to June 30, 2004, on September 15, 2004 Parlex Asia entered into an agreement with the Bank of China for a $5 million banking facility guaranteed by Parlex. Under the terms of the banking facility, Parlex Asia may borrow up to $5 million based on a borrowing base of eligible account receivables. The banking facility bears interest at LIBOR plus 2%. The Company anticipates utilizing borrowings from this financing for the refinancing of certain Parlex Shanghai term notes or for working capital needs.

Finance Obligation on Sale Leaseback of Methuen Facility – As described in Note 3, in June 2003, Parlex sold its Methuen Facility for a purchase price of $9,000,000 which consisted of $5,350,000 in cash at the closing, a promissory note in the amount of $2,650,000 (the "Note") and up to $1,000,000 in additional cash under the terms of an Earn Out Clause. In June 2004, Parlex received $750,000 reducing the principal balance of the promissory note to $1,900,000. Under the terms of the Purchase and Sale Agreement, Parlex simultaneously entered into a lease agreement relating to the Methuen Facility with a minimum lease term of 15 years.

As the repurchase option contained in the lease and the receipt of the Note from the buyer provide Parlex with a continuing involvement in the Methuen Facility, Parlex has accounted for the sale-leaseback of the Methuen Facility as a financing transaction. Accordingly, the Company continues to report the Methuen Facility as an asset and continues to record depreciation expense. The Company records all cash received under the transaction as a finance obligation. The Note and related interest thereon, and the $1,000,000 in additional cash under the terms of an Earn Out Clause will be recorded as an increase to the finance obligation as cash payments are received. The Company records the principal portion of the monthly lease payments as a reduction to the finance obligation and the interest portion of the monthly lease payments is recorded as interest expense. The closing costs for the transaction have been capitalized and are being amortized as interest expense over the initial 15-year lease term. Upon expiration of the repurchase option (June 30, 2015), the Company will reevaluate its accounting to determine whether a gain or loss should be recorded on this sale-leaseback transaction.

Convertible Subordinated Notes - On July 28, 2003, Parlex sold an aggregate $6,000,000 of its 7% convertible subordinated notes (the "Notes") with attached warrants to several institutional investors. The Company received net proceeds of approximately $5.5 million from the transaction, after deducting approximately $500,000 in finders' fees and other transaction expenses. Net proceeds were used to pay down amounts borrowed under the Company's Loan Agreement and utilized for working capital needs. No principal payments are due until maturity on July 28, 2007. The Notes are unsecured.

The Notes bear interest at a fixed rate of 7%, payable quarterly in shares of Parlex common stock. The number of shares of common stock to be issued is calculated by dividing the accrued quarterly interest by a conversion price, which was initially established at $8.00 per share. The conversion price is subject to adjustment in the event of stock splits, dividends and certain combinations.

Interest expense is recorded quarterly based on the fair value of the common shares issued. Accordingly, interest expense may fluctuate from quarter to quarter. The Company has concluded that the interest feature does not constitute an embedded derivative as it does not currently meet the criteria for classification as a derivative.

The Company recorded accrued interest payable on the Notes of $87,924 within stockholders' equity at June 30, 2004 as the interest is required to be paid quarterly in the form of common stock. Based on the conversion price of $8.00 pe common share, the Company issued a total of 35,594 shares of common stock in October 2003, January and April 2004 in satisfaction of previously recorded interest and issued 13,123 shares of common stock in July 2004 as payme for the interest accrued at June 30, 2004.

The Notes contained a beneficial conversion feature reflecting an effective initial conversion price that was less than the fair market value of the underlying common stock on July 28, 2003. The fair value of the beneficial conversion feature was approximately $1,035,000, which has been recorded as an increase to additional paid-in capital and as an original issue discount on the Notes which is being amortized to interest expense over the 4-year life of the Notes.

After two years from the date of issuance, the Company has the right to redeem all, but not less than all, of the Notes a 100% of the remaining principal of Notes then outstanding, plus all accrued and unpaid interest, under certain conditions. After three years from the date of issuance, the holder of any of the Notes may require the Company to redeem the Notes in whole, but not in part. Such redemption shall be at 100% of the remaining principal of such Note plus all accrued and unpaid interest. In the event of a Change in Control (as defined therein), the holder has the option to require that the Notes be redeemed in whole (but not in part), at 120% of the outstanding unpaid principal amount, plus all unpaid interest accrued.

8. OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities at June 30 consisted of:

	2004	2003
Deferred income taxes (Note 9)	$ 321,111	$ 353,822
Deferred compensation	703,980	833,458
	$1,025,091	$1,187,280

Deferred compensation of $182,000 is to be paid within one year and is included within accrued liabilities in the consolidated balance sheet at June 30, 2004 and 2003.

9. INCOME TAXES

Income (loss) before income taxes consisted of:

	2004	2003	2002
Domestic	$ (9,674,952)	$ (13,336,692)	$ (16,345,891)
Foreign	1,609,404	(74,439)	(1,378,155)
Total	$ (8,065,548)	$ (13,411,131)	$ (17,724,046)

The benefit (provision) for income taxes consisted of:

		2004	2003	2002
Current:				
	State	$ (71,746)	$ -	$ -
	Federal	-	37,450	2,288,093
	Foreign	(81,942)	(22,108)	(17,771)
		(153,688)	15,342	2,270,322
Deferred Tax:				
	State	(147,057)	(309,118)	83,844
	Federal	(1,010,106)	(1,064,739)	475,116
	Foreign	32,711	-	(41,919)
		(1,124,452)	(1,373,857)	517,041
Tax Credits:				
	State	938,079	219,717	451,712
	Federal	855,226	(74,057)	1,408,981
		1,793,305	145,660	1,860,693
Tax Benefit from (Utilization of) Operating Loss Carryforwards:				
	State	889,444	783,503	327,262
	Federal	3,797,948	5,763,269	2,066,700
	Foreign	(230,151)	-	313,109
		4,457,241	6,546,772	2,707,071
Valuation Allowance		(4,917,405)	(11,454,581)	(500,000)
Total		$ 55,001	$ (6,120,664)	$ 6,855,127

A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

	2004	2003	2002
Statutory federal income tax rate	(34)%	(34)%	(34)%
State income taxes, net of federal tax benefit	1	(4)	(3)
Tax credits	(22)	(4)	(5)
Foreign income taxed at lower rates	(3)	1	-
Change in valuation allowance on U.S. net deferred tax assets	61	85	3
Other	(4)	2	-
Effective income tax rate	(1)%	46 %	(39)%

No provision for U.S. income taxes has been recorded on the undistributed earnings of the Company's subsidiary, Poly-Flex Circuits Limited (approximately $590,000 at June 30, 2004), because such amounts are considered permanently invested.

Deferred income tax assets and liabilities at June 30 are attributable to the following:

	2004	2003
Deferred tax assets:		
Inventories	$ 1,128,602	$ 1,158,285
Allowance for doubtful accounts	287,290	209,073
Accruals	564,341	1,068,666
Deferred compensation	332,854	395,528
Domestic net operating loss carryforwards	15,599,347	11,000,747
Foreign net operating loss carryforwards	82,958	313,109
Valuation allowance	(17,071,986)	(12,154,581)
Tax credit carryforwards	4,642,715	3,166,747
Other	132,435	157,742
	5,698,556	5,315,316
Deferred tax liabilities:		
Depreciation	5,416,100	4,706,771
Deferred loss on sale leaseback	423,630	530,652
Prepaid expenses	96,445	117,749
Other	534	857
	5,936,709	5,356,029
Net deferred tax liability	$ 238,153	$ 40,713

As a result of its history of operating losses and uncertain future operating results, the Company determined in 2003 that was more likely than not that certain historic and current year income tax benefits would not be realized. Consequently, the Company established a valuation allowance against all of its U.S. deferred tax assets in that year and has not given recognition to these tax assets in the accompanying financial statements at June 30, 2004. Upon a favorable change in th operations and financial condition of the Company that results in a determination that it is more likely than not that all o portion of the net deferred tax assets will be utilized, all or a portion of the valuation allowance previously provided for will be eliminated.

Tax credit carryforwards consist primarily of research and development, and investment tax credits available for state an federal purposes. To the extent the credits are not currently utilized on the Company's tax returns, deferred tax assets, subject to the considerations about the need for a valuation allowance, and are recognized for the carryforward amounts. Research and development tax credits, if not utilized, will expire in the years 2008 through 2024. The Company's investment credits do not expire and can be carried forward indefinitely.

At June 30, 2004, the Company has recorded net deferred tax assets of $82,958 related to foreign net operating loss carr forwards and net deferred tax liabilities of $321,111 related to depreciation timing differences related to foreign jurisdictions.

At June 30, 2004, the Company has available federal and state net operating loss carryforwards of approximately $38,000,000 and $55,000,000, respectively, expiring beginning in 2022 and 2006, respectively. The Company has available foreign net operating losses carryforwards of $550,000, which do not expire.

Income tax payments of approximately $60,406, relating to certain state jurisdictions, were made in 2004. Income tax refunds of approximately $317,337, $1,489,000 and $3,348,000 were received in 2004, 2003 and 2002, respectively. Th income tax refunds are primarily due to tax credit refunds and the carryback of the Company's 2003 and 2002 state and federal net operating losses to prior years' tax periods.

10. STOCKHOLDERS' EQUITY

Series A Convertible Preferred Stock – On May 7, 2004 and June 8, 2004, the Company completed a private placement of 40,625 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock") and warrants entitling holders to purchase 203,125 shares of common stock at $80.00 per unit for proceeds of approximately $2,950,000, net of issuance costs of approximately $300,000. In connection with the private placement, investors received rights to purchase additional shares of the Series A Preferred Stock (the "Over-Allotment Right"). The warrants are exercisable immediately at an exercise price of $8.00 per share (subject to adjustment for certain dilutive events) and expire on May 7, 2007 and June 8, 2007. The Over-Allotment Right allows each investor to purchase additional shares of Series A Preferred Stock in an amount up to 20% of the original purchase and on the same terms as the original purchase. The Over-Allotment right expires on November 7, 2004 and December 8, 2004.

The Series A Preferred Stock is redeemable at the option of the Company on the third anniversary of the closing, upon 30 days notice to the holders, in whole but not in part, at $80.00 per share (subject to adjustment for certain dilutive events) together with all accrued but unpaid dividends to the redemption date. The Series A Preferred Stockholders have no voting rights.

Each share of Series A Preferred Stock is only convertible into 10 shares of common stock at the option of the holder at any time, until 20 days following the date on which the Company first mails its notice of redemption, if any. The initial conversion price of $8.00 is adjusted for certain dilutive events. The Series A Preferred Stock is subject to mandatory conversion if the Company's common stock price closes above $12.00 per share for twenty (20) consecutive trading days.

The Series A Preferred Stock is entitled to receive cumulative dividends at an annual rate of 8.25% ($6.60 per share), payable quarterly in cash or shares of common stock or a combination of cash and stock at the election of the Company. In the event the Company does not exercise its right to redeem the Series A Preferred Stock on the third anniversary, the dividend rate shall increase to 14% ($11.20 per share) per annum payable quarterly exclusively in cash.

The Preferred Stock also entitles the holders thereof to a preferential payment in the event of the Company's voluntary or involuntary liquidation, dissolution or winding up. Specifically, in any such case, the holders of Preferred Stock shall be entitled to be paid, out of the Company's assets that are available for distribution to our shareholders, the sum of $80.00 per share of Preferred Stock held or $3,250,000, plus all accrued and unpaid dividends thereon, prior to any payments being made to holders of our common stock. The $80.00 per share liquidation preference payment amount is subject to equitable adjustment for stock splits, stock dividends, combinations, reorganizations and similar events effecting the shares of Preferred Stock.

As the original price of $80.00 included a share of Series A Preferred Stock, a warrant to purchase 5 shares of common stock and the Over-Allotment Right, the Company used the relative fair value method to record the transaction. Accordingly, $2,668,000, $486,000 and $96,000 of the gross proceeds were attributed to the 40,625 shares of Series A Preferred Stock, the 203,125 common stock warrants and the Over-Allotment Right, respectively. Since 38,750 shares of Series A Preferred Stock were issued for an effective purchase price of $6.56 per share, which was lower than the fair market value of the common stock at the date of closing, the investors realized a beneficial conversion feature of approximately $131,750. Accordingly, the beneficial conversion feature and the relative fair value of the warrants and Over-Allotment Right have been recorded as an increase to additional paid-in capital. The beneficial conversion feature was immediately accreted, in accordance with EITF 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments".

Common Stock Warrants — The Company has issued common stock warrants in connection with certain financings. Al warrants are currently exercisable and the following table summarizes information about common stock warrants outstanding to lenders and investors at June 30, 2004:

Fiscal Year Granted	Number Outstanding		Weighted-Average Exercise Price	Expiration Date
2003	25,000	$	6.89	June 10, 2008
2004	225,000		8.00	July 28, 2007
2004	31,500		8.00	July 28, 2008
2004	193,750		8.00	May 7, 2007
2004	9,375		8.00	June 8, 2007
Total	484,625	$	7.94	

Upon execution of the Loan Agreement on June 10, 2003, the Company issued warrants for the purchase of 25,000 shares of its common stock to Silicon Valley Bank at an initial exercise price of $6.89 per share. The exercise price subject to future adjustment under certain conditions, including but not limited to, stock splits and stock dividends. The fair value of the warrants on June 10, 2003 was approximately $100,600, which was recorded as a deferred financing cost and is being amortized to interest expense over the life of the Loan Agreement. Amortization expens for the years ended June 30, 2004 and 2003 was $50,300 and $2,800, respectively.

In connection with the sale of the Convertible Subordinated Notes, the investors and the investment adviser received warrants to purchase 331,500 shares of common stock, at an initial exercise price of $8.00 per share. The exercise price c the warrants is subject to adjustment in the event of stock splits, dividends and certain combinations. The relative fair value of the warrants issued to the investors and to the investment adviser on July 28, 2003 was approximately $1,035,00 and $146,000, respectively. The relative fair value of the warrants was recorded as an increase in additional paid-in capi and as original issuance discount recorded against the carrying value of the Notes. In December 2003, one of the investo exercised their warrants to purchase 75,000 shares of Parlex common stock and the Company received proceeds of $600,000. The original issue discount is being amortized to interest expense over the 4-year life of the Note and totaled $258,700 for the year ended June 30, 2004.

In connection with the sale of the Series A Convertible Preferred Stock, the investors received common stock purchase warrants for an aggregate of 203,125 shares of common stock at an initial exercise price of $8.00 per share. The conversion price of the Preferred Stock and the exercise price of the Warrants are subject to adjustment in the event of stock splits, dividends and certain combinations.

Stock Option Plans — The Company has incentive and nonqualified stock option plans covering officers, key employee and non-employee directors. The options are generally exercisable commencing one year from the date of grant and typically expire in either five or ten years, depending on the plan. The option price for the incentive stock options and fc the directors' plan is fair market value at the date of grant. Non-employee directors receive an automatic grant of 1,500 options annually. Additionally, grants of up to 2,250 options annually, per director, may also be made at the discretion c the Board of Directors. During 2002, the Board of Directors granted 500 options to one member based on his participati on several Board committees. No other discretionary grants were made to the directors in 2004, 2003 or 2002. Nonqualified stock options may be granted at fair market value or at a price determined by the Board of Directors, depending on the plan. No options awarded to date by the Board of Directors have been granted at an exercise price that less than the fair market value of the common stock at the date of grant.

At June 30, 2004, there were 740,418 shares reserved for future issuance upon exercise of grants under its plans.

The following components and changes in balances of accumulated other comprehensive income (loss) are as follows:

	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Investments	Accumulated Other Comprehensive Income (Loss)
Balance, July 1, 2001	$ (662,177)	$ 34,752	$ (627,425)
Change in balance	380,533	(34,752)	345,781
Balance, June 30, 2002	(281,644)	-	(281,644)
Change in balance	470,486	-	470,486
Balance, June 30, 2003	188,842	-	188,842
Change in balance	310,833	-	310,833
Balance, June 30, 2004	$ 499,675	$ -	$ 499,675

The change in unrealized gains (loss) in short-term investments for the year ended June 30, 2002 is as follows:

	2002
Unrealized gains on short-term investments:	
Unrealized holding gains arising during the year	$ -
Less reclassification adjustment for (loss) gains realized in net income	(34,752)
Net unrealized gains (losses) on short-term investments	$ (34,752)

11. RELATED PARTY TRANSACTION

The Company purchased $580,000 and $822,000 of equipment in fiscal 2003 and 2002, respectively from a company in which a then executive officer of Parlex had a financial interest. Effective February 24, 2003, the executive officer was no longer employed by the Company. At June 30, 2003 and 2002, the Company had recorded within accounts payable and accrued expenses $200,000 and $506,000 respectively for equipment purchases from this party. As of June 30, 2004, all amounts owed for equipment purchases from this party had been paid.

12. POLY-FLEX ACQUISITION

The Company received $525,000 in cash during fiscal 2002 as a final purchase price settlement in connection with the Company's acquisition of Poly-Flex in March 2000.

13. JOINT VENTURE

On October 22, 2001, the Company executed an agreement (the "Agreement") to purchase a 40% joint venture interest in Parlex Shanghai, bringing the Company's interest to 90.1%. The Agreement required the Company to pay the sum of $2.2 million. The purchase price was allocated to acquired accounts receivable, inventory, property, plant and equipment, accounts payable, accrued liabilities and debt, and resulted in goodwill of approximately $251,000. Prior to the

The following is a summary of activity for all of the Company's stock option plans:

	Options Outstanding		Options Exercisable	
	Shares Under Option	Weighted-Average Exercise Price Per Share	Shares Exercisable	Weighted-Average Exercise Price Per Share
July 1, 2001	328,000	$15.76	154,562	$15.33
Granted	160,800	12.30		
Exercised	(18,050)	14.53		
June 30, 2002	470,750	14.63	229,370	15.56
Granted	126,150	11.21		
Surrendered	(80,125)	18.90		
Exercised	(9,000)	5.84		
June 30, 2003	507,775	13.26	253,115	14.51
Granted	91,000	8.40		
Surrendered	(31,000)	12.30		
June 30, 2004	567,775	$12.54	346,838	$13.83

The following table sets forth information regarding options outstanding at June 30, 2004:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$5.67 - $6.67	12,000	0.9	$ 6.05	12,000	$ 6.05
8.39 - 10.48	135,000	8.6	9.04	43,750	10.24
11.37 - 13.25	289,025	6.4	12.17	159,338	12.35
15.50 - 16.25	66,250	5.0	16.18	66,250	16.18
18.75 - 19.13	63,500	3.3	18.78	63,500	18.78
22.00	2,000	5.9	22.00	2,000	22.00
$5.67 - $22.00	567,775	6.3	$ 12.54	346,838	$ 13.83

Accumulated Other Comprehensive Income (Loss) – The Company reports comprehensive income (loss) in accordance with the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements.

acquisition, a distribution of retained earnings was declared based upon each joint venture partners' proportional share of Parlex Shanghai's registered capital as of December 30, 2000. Minority interest in the consolidated statements of operations represents the minority shareholder's share of the income or loss of Parlex Shanghai. The minority interest in the consolidated balance sheets reflect the original investment, net of any distributions, by these minority shareholders in Parlex Shanghai, along with their proportional share of the earnings or losses of Parlex Shanghai.

14. BENEFIT PLAN

The Company sponsors a 401(k) Savings Plan (the "Plan") covering all domestic employees of the Company who have three consecutive months of service and have attained the age of 21. Matching employer contributions equal 50% of the first 8% of employee contributions and vest 100% after three complete years of service. Effective September 1, 2001, the Company suspended the employer matching contribution. There were no Company contributions to the Plan for the years ended June 30, 2004 and 2003, and approximately $70,000 in 2002.

15. COMMITMENTS AND CONTINGENCIES

Leases — The Company leases certain property and equipment under agreements generally with initial terms from three to five years with renewal options. As discussed in Note 3, the Company entered into two sale-leaseback transactions where the Company sold two facilities on June 10, 2003 to an unaffiliated third party and leased them back. As a result of provisions in the sale and leaseback agreement for the Methuen facility that provides for continuing involvement by the Company, the Company has accounted for the sale-leaseback of the Methuen Facility as a finance obligation. Since the Company has no continuing involvement in the leaseback of the Poly-Flex facility, the Company has accounted for the leaseback utilizing sale-leaseback accounting. Accordingly, the Company has recorded a deferred loss on the sale and will account for all of its payments as an operating lease. The deferred loss will be amortized to lease expense over the initial 5-year lease term.

Rental expense approximated $1,332,000, $1,198,000 and $1,458,000 for the years ended June 30, 2004, 2003 and 2002, respectively. Amortization of the deferred loss, reported as a component of rent expense, for the years ended June 30, 2004 and 2003 was $274,764 and $11,448, respectively. Future payments under noncancelable leases as of June 30, 2004, including payments related to the two sale-leasebacks are:

	Finance Obligation (Methuen Facility and other leases)	Operating Leases (Poly-Flex Facility and other leases)
2005	$ 1,210,426	$ 1,663,306
2006	1,279,176	1,396,813
2007	1,285,426	1,062,007
2008	1,354,176	1,058,563
2009	1,309,034	830,387
Thereafter	12,172,917	634,472
Total minimum lease payments	18,611,155	6,645,548
Less amounts representing interest	(9,861,930)	
Present value of net minimum lease payments	$ 8,749,225	

Litigation — From time to time, the Company is subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these claims cannot be predicted with certainty, management is not aware of any current legal matters that would have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

Executive Employment Agreements – Three executives of the Company have entered into employment agreements with the Company which require, among others, that the Company continue to pay a portion of the executive's salary to the executive's designated beneficiary for a specified period of time in the event of the death of the executive. The Company maintains key life insurance for only one of the three executives. The Company has not accrued or paid any amounts related to this benefit in any year in the three years ended June 30, 2004.

16. BUSINESS SEGMENT, MAJOR CUSTOMER AND INTERNATIONAL OPERATIONS

The Company operates within a single segment of the electronics industry as a specialist in the interconnection and packaging of electronic equipment with its product lines of flexible printed circuits, laminated cable, and related assemblies. The Company organizes itself as one segment reporting to the chief operating decision maker, the Chief Executive Officer. Revenue consists of product sales, and license fees and royalty income.

The Company had no customers which individually accounted for 10% or more of the Company's revenues in 2004, 2003 or 2002.

The Company had two customers which individually accounted 10% and 11% of the Company's accounts receivables in 2002. None of its customers accounted for more than 10% of accounts receivable in 2004 or 2003.

Summarized information relating to international operations is as follows:

	2004	2003	2002
Revenues:			
United States	$ 50,587,907	$ 51,130,807	$ 56,138,749
Canada	573,732	109,913	1,972,938
People's Republic of China	4,689,568	3,634,431	3,845,022
Europe	15,020,941	14,586,452	15,871,637
Asia (excluding People's Republic of China)	21,153,484	11,969,737	8,945,426
Other	3,513,308	1,389,811	281,792
Total revenues	$ 95,538,940	$ 82,821,151	$ 87,055,564
The principal product group sales were:			
Flexible circuits	$ 80,455,623	$ 67,954,482	$ 70,096,713
Laminated cables	15,083,317	14,866,669	16,958,851
Total revenues	$ 95,538,940	$ 82,821,151	$ 87,055,564
Long-lived assets:			
United States	$ 31,255,215	$ 33,520,640	$ 47,564,921
China	$ 14,671,085	$ 14,466,382	$ 10,738,185
United Kingdom	$ 2,566,832	$ 2,943,770	$ 3,275,430

17. UNAUDITED QUARTERLY FINANCIAL DATA

Summarized unaudited quarterly financial data are as follows (in thousands except per share amounts):

	First	Second	Third	Fourth
2004 Quarters				
Revenues	$ 19,704	$23,559	$23,165	$29,111
Gross profit (loss)	2,232	2,701	1,897	3,491
Net (loss) attributable to common stockholders	(2,087)	(1,927)	(2,590)	(1,733)
Net (loss) per share:				
Basic	(0.33)	(0.30)	(0.40)	(0.27)
Diluted	(0.33)	(0.30)	(0.40)	(0.27)
2003 Quarters				
Revenues	$ 21,692	$22,897	$19,439	$18,793
Gross profit (loss)	1,008	816	(1,786)	1,980
Net (loss) attributable to common stockholders	(1,391)	(9,900)	(5,929)	(2,297)
Net (loss) per share:				
Basic	(0.22)	(1.57)	(0.94)	(0.36)
Diluted	(0.22)	(1.57)	(0.94)	(0.36)

18. SUPPLEMEMTAL INFORMATION

Information with regard to certain valuation and qualifying accounts is as follows:

VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended June 30, 2004, 2003 and 2002

	Balance at Beginning of Year	Additions: Charges to Cost and Expenses	Additions: Charges to Other Accounts	Deductions	Balance at End of Year
Allowance for Bad Debts					
June 30, 2004	$ 949,261	$ 659,083	$ -	$ (271,045)	$ 1,337,299
June 30, 2003	1,215,178	527,598	-	(793,515)	949,261
June 30, 2002	1,896,615	355,490	-	(1,036,927)	1,215,178
Accumulated Amortization of Goodwill					
June 30, 2004	$ 234,477	-	-	-	$ 234,477
June 30, 2003	234,477	-	-	-	234,477
June 30, 2002	234,477	-	-	-	234,477
Accumulated Depreciation and Amortization					
June 30, 2004	$ 42,779,012	5,805,407	-	(485,452)	$ 48,098,967
June 30, 2003	39,480,757	6,488,682	-	(3,190,427)	42,779,012
June 30, 2002	34,379,848	6,408,138	-	(1,307,229)	39,480,757
Inventory Obsolescence					
June 30, 2004	$ 2,973,724	186,340	-	(262,548)	$ 2,897,516
June 30, 2003	3,521,701	1,240,208	-	(1,788,185)	2,973,724
June 30, 2002	3,494,094	643,942	-	(616,335)	3,521,701

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we are required to file under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management's control objectives. Management believes that there are reasonable assurances that our controls and procedures will achieve management's control objectives.

We have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15 as of June 30, 2004. Based upon the foregoing, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to Parlex (and its consolidated subsidiaries) required to be included in our Exchange Act reports.

Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal control over financial reporting during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Not applicable.

Part III

Item 10. Directors and Executive Officers of the Registrant

The information required by Item 10 is incorporated herein by reference to our definitive Proxy Statement for the Annual Meeting of Shareholders to be held on or about November 23, 2004.

Item 11. Executive Compensation

The information required by Item 11 is incorporated herein by reference to our definitive Proxy Statement for the Annual Meeting of Shareholders to be held on or about November 23, 2004.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is incorporated herein by reference to our definitive Proxy Statement for the Annual Meeting of Shareholders to be held on or about November 23, 2004.

Item 13. Certain Relationships and Related Transactions

The information required by Item 13 is incorporated herein by reference to our definitive Proxy Statement for the Annual Meeting of Shareholders to be held on or about November 23, 2004.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is incorporated herein by reference to our definitive Proxy Statement for the Annual Meeting of Shareholders to be held on or about November 23, 2004.

Part IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a)

1. Consolidated Financial Statements

   The Consolidated Financial Statements are filed as part of this report.

2. Consolidated Financial Statement Schedules

   All schedules are omitted because of the absence of conditions under which they are required or because the required information is included in the Consolidated Financial Statements or notes thereto.

3. Exhibits

   An index of exhibits that are a part of this Form 10-K appears following the signature page and is incorporated herein by reference.

(b) Reports on Form 8-K

On May 11, 2004, we filed a Current Report on Form 8-K, dated May 7, 2004, under Items 5 and 7 to report the completion of a private placement offering of our shares of Series A Convertible Preferred Stock at $80.00 per share.

On May 11, 2004, we filed a Current Report on Form 8-K, dated May 10, 2004,under Items 7 and 12 to report the issuance of a press release setting forth our results of operations and financial condition for our third fiscal quarter ended March 28, 2004.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 28, 2004.

Parlex Corporation

By / s / Peter J. Murphy
Peter J. Murphy,
Chief Executive Officer and Director

Each person whose signature appears below constitutes and appoints Herbert W. Pollack, Peter J. Murphy, and Jonathan R. Kosheff, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them, for him and in his name, place, and stead, and in any and all capacities, to sign this annual report on Form 10-K of Parlex Corporation and any amendments thereto, and to file the same, with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/ s / Herbert W. Pollack Herbert W. Pollack	Chairman of the Board	September 28, 2004
/ s / Peter J. Murphy Peter J. Murphy	Director and Chief Executive Officer (Principal Executive Officer)	September 28, 2004
/ s / Jonathan R. Kosheff Jonathan R. Kosheff	Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)	September 28, 2004
/ s / Sheldon A. Buckler Sheldon A. Buckler	Director	September 28, 2004
/ s / Lynn J. Davis Lynn J. Davis	Director	September 28, 2004
/ s / Richard W. Hale Richard W. Hale	Director	September 28, 2004
/ s / Lester Pollack Lester Pollack	Director	September 28, 2004
/ s / Russell D. Wright Russell D. Wright	Director	September 28, 2004

EXHIBIT INDEX

The exhibits listed below are filed with or incorporated by reference in the Annual Report on Form 10-K.

Exhibit No.	Description
3.1	Restated Articles of Organization as amended (dated August 2, 1983) (filed as Exhibits 3-A and 3-B to our Registration Statement on Form S-1, file No. 2-85588, and incorporated herein by reference).
3.2	Articles of Amendment to Restated Articles of Organization, dated December 1, 1987 (filed as Exhibit 10-Q to our Annual Report on Form 10-K for the fiscal year ended June 30, 1988).
3.3	Bylaws (filed as Exhibit 3-C to our Registration Statement on Form S-1, file No. 2-85588, and incorporated herein by reference).
3.4	Articles of Amendment to Restated Articles of Organization, dated October 21, 1997 (filed as Exhibit 3-D to our Quarterly Report on Form 10-Q for the quarter ended December 28, 1997).
3.5	Articles of Amendment to Restated Articles of Organization, dated August 30, 2000 (filed as Exhibit 3.5 to our Annual Report on Form 10-K for fiscal year ended June 30, 2003).
3.6	Certificate of Vote of Directors establishing Series A Convertible Preferred Stock (filed as Exhibit 3.1 to our Current Report on Form 8-K dated May 7, 2004).
4.1	Warrant, dated June 11, 2003, issued to Silicon Valley Bank (filed as Exhibit 4-A to our Current Report on Form 8-K dated June 11, 2003).
4.2	Registration Rights Agreement, dated June 11, 2003, by and between Silicon Valley Bank and Parlex Corporation (filed as Exhibit 4-B to our Current Report on Form 8-K dated June 11, 2003).
4.3	Securities Purchase Agreement dated July 28, 2003 between Parlex Corporation and the Investors (filed as Exhibit 4-C to our Current Report on Form 8-K dated June 28, 2003).
4.4	Form of 7% Convertible Subordinated Note (filed as Exhibit 4-D to our Current Report on Form 8-K dated June 28, 2003).
4.5	Form of Stock Purchase Warrant to Purchase Shares of Common Stock, issued to each of the Investors (filed as Exhibit 4-E to our Current Report on Form 8-K dated June 28, 2003).
4.6	Registration Rights Agreement dated July 28, 2003 between Parlex Corporation and the Investors (filed as Exhibit 4-F to our Current Report on Form 8-K dated June 28, 2003).
4.7	Form of Stock and Warrant Purchase Agreement dated May 7, 2004 between Parlex Corporation and the purchasers of Parlex's Series A Preferred Stock (filed as Exhibit 4.1 to our Current Report on Form 8-K dated May 7, 2004).
4.8	Form of Warrant to Purchase Common Stock issued to each of the purchasers of Parlex's Series A Preferred Stock (filed as Exhibit 4.2 to our Current Report on Form 8-K dated May 7, 2004).
4.9	Form of Stock Purchase Warrant to purchase shares of Common Stock issued to Investec and its affiliates (filed as Exhibit 4.3 to our Registration Statement on Form S-3 filed June 9, 2004).

10.1 1989 Outside Directors' Stock Option Plan* (filed as Exhibit 10-Z to our Annual Report on Form 10-K for the fiscal year ended June 30, 1991).

10.2 1989 Employees' Stock Option Plan* (filed as Exhibit 10-AA to our Annual Report on Form 10-K for the fiscal year ended June 30, 1991).

10.3 Chinese Joint Venture Contract, Articles of Association, and Agreement of Technology License and Technical Service dated May 29, 1995 (filed as Exhibit 10-AH to our Annual Report on Form 10-K for the fiscal year ended June 30, 1995). Confidential treatment has been granted for portions of this exhibit.

10.4 1996 Outside Directors' Stock Option Plan* (filed as Exhibit 10-O to our Annual Report on Form 10-K for the fiscal year ended June 30, 1997).

10.5 Shelter Service Agreement between Parlex Corporation and Offshore International Inc. dated March 6, 1998 (filed as Exhibit 10-O to our Annual Report on Form 10-K for the fiscal year ended June 30, 1998).

10.6 Parlex Corporation 2001 Employees' Stock Option Plan* (filed as Exhibit 10-V to our Quarterly Report on Form 10-Q for the quarter ended December 30, 2001).

10.7 Employment Agreement between Parlex Corporation and Peter J. Murphy dated September, 2002 (filed as Exhibit 10.11 to our Annual Report on Form 10-K for the fiscal year ended June 30, 2003).

10.8 Purchase and Sale Agreement, dated May 8, 2003, by and between Taurus Methuen LLC, as buyer, and Parlex Corporation, as seller (filed as Exhibit 10-AA to our Current Report on Form 8-K dated June 11, 2003).

10.9 First Amendment to Purchase and Sale Agreement, dated May 23, 2003, by and between Taurus Methuen LLC, as buyer, and Parlex Corporation, as seller (filed as Exhibit 10-BB to our Current Report on Form 8-K dated June 11, 2003).

10.10 Second Amendment to Purchase and Sale Agreement, dated June 3, 2003, by and between Taurus Methuen LLC, as buyer, and Parlex Corporation, as seller (filed as Exhibit 10-CC to our Current Report on Form 8-K dated June 11, 2003).

10.11 Lease, dated June 12, 2003, by and between Taurus Methuen, LLC, as landlord, and Parlex Corporation, as tenant, for the premises located at One Parlex Place, Methuen, Massachusetts (filed as Exhibit 10-GG to our Current Report on Form 8-K dated June 11, 2003).

10.12 Lease, dated June 12, 2003, by and between Taurus Cranston, LLC, as landlord, and Poly-Flex Circuits, Inc., as tenant, for the premises located at 28 Kenney Drive, Cranston, Rhode Island (filed as Exhibit 10-HH to our Current Report on Form 8-K dated June 11, 2003).

10.13 Loan and Security Agreement, dated June 11, 2003, by and among Silicon Valley Bank, as lender, and Parlex Corporation, Poly-Flex Circuits, Inc. and Parlex Dynaflex Corporation, as borrowers (filed as Exhibit 10-II to our Current Report on Form 8-K dated June 11, 2003).

10.14 Loan Modification Agreement, dated September 23, 2003, by and among Silicon Valley Bank, as lender, and Parlex Corporation, Poly-Flex Circuits, Inc. and Parlex Dynaflex Corporation, as borrowers (filed as Exhibit 10.21 to our Annual Report on Form 10-K for the year ended June 30, 2004).

10.15 Second Loan Modification Agreement, dated February 18, 2004, by and among Silicon Valley Bank, as lender, and Parlex Corporation, Poly-Flex Circuits, Inc. and Parlex Dynaflex

Corporation, as borrowers (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended March 28, 2004).

10.16 Third Loan Modification Agreement, dated March 28, 2004, by and among Silicon Valley Bank, as lender, and Parlex Corporation, Poly-Flex Circuits, Inc. and Parlex Dynaflex Corporation, as borrowers (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended March 28, 2004).

10.17 Fourth Loan Modification Agreement, dated May 10, 2004, by and among Silicon Valley Bank, as lender, and Parlex Corporation, Poly-Flex Circuits, Inc. and Parlex Dynaflex Corporation, as borrowers (filed as Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended March 28, 2004).

10.18 Fifth Loan Modification Agreement, dated June 25, 2004, by and among Silicon Valley Bank, as lender, and Parlex Corporation, Poly-Flex Circuits, Inc. and Parlex Dynaflex Corporation, as borrowers (filed herewith).

10.19 Employment Agreement between Parlex Corporation and Herbert W. Pollack dated October 1, 2003* (filed as Exhibit 10.22 to our Annual Report on Form 10-K for the fiscal year ended June 30, 2003).

10.20 Employment Agreement between Parlex Corporation and Jonathan R. Kosheff dated September 1, 2002* (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended September 28, 2003).

10.21 First Amendment to Employment Agreement between Parlex Corporation and Peter J. Murphy, dated July 21, 2004* (filed herewith).

10.22 First Amendment to Employment Agreement between Parlex Corporation and Jonathan R. Kosheff, dated July 21, 2004* (filed herewith).

10.23 Sixth Loan Modification Agreement, dated September 24, 2004, by and among Silicon Valley Bank, as lender, and Parlex Corporation, Poly-Flex Circuits, Inc. and Parlex Dynaflex Corporation, as borrowers (filed herewith).

14.1 Code of Ethics (filed herewith)

21.1 Subsidiaries of the Registrant (filed herewith).

23.1 Consent of Registered Independent Public Accounting Firm (filed herewith).

24.1 Powers of Attorney (filed herewith as part of the signature page hereto).

31.1 Certification of Registrant's Chief Executive Officer required by Rule 13a-14(a) (filed herewith).

31.2 Certification of Registrant's Chief Financial Officer required by Rule 13a-14(a) (filed herewith).

32.1 Certification of Registrant's Chief Executive Officer pursuant to 18 U.S.C. 1350 (furnished herewith).

32.2 Certification of Registrant's Chief Financial Officer pursuant to 18 U.S.C. 1350 (furnished herewith).

*Denotes management contract or compensatory plan or arrangement.

**As contemplated by SEC Release No. 33-8212, these exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the Securities and Exchange Commission and are not incorporated by reference in any filing of Parlex Corporation under the Securities Act of 1933 or Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in such filings.

Corporate Directory

BOARD OF DIRECTORS

Herbert W. Pollack
Chairman of the Board,
Parlex Corporation

Peter J. Murphy
President and Chief Executive Officer,
Parlex Corporation

Dr. Sheldon Buckler
Chairman
Lord Corporation

Richard W. Hale
President and Chief Executive Officer,
VXI Corporation

Lester Pollack
Managing Director,
Centre Partners Management LLC

Russell Wright
Director
Reed and Barton Corporation

Lynn Davis
Partner
Tate Capital Partners Fund LLC

CORPORATE OFFICERS

Herbert W. Pollack
Chairman of the Board

Peter J. Murphy
President and Chief Executive Officer

Jonathan R. Kosheff
Chief Financial Officer and Treasurer

Thibaud Le Séguillon
Vice President, Multilayer and Cable Business

Eric Zanin
Vice President, Marketing and Sales

CORPORATE INFORMATION

COUNSEL:
Kutchin & Rufo, P.C.
155 Federal Street
Boston, MA 02110

AUDITORS:
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022

TRANSFER AGENT:
State Street Bank & Trust Company
C/O Equiserve
P.O. Box 8200
Boston, MA 02266-8200
Shareholders Inquiries: 1-800-426-5523

FORM 10-K:
A copy of the Company's Form 10-K Report for the fiscal year ended June 30, 2004, which is filed with the Securities and Exchange Commission, is available without charge by writing:

Investor Relations Department
Parlex Corporation
One Parlex Place
Methuen, MA 01844

Additional information on the Company is available on the World Wide Web at *www.parlex.com*

STOCK LISTING:
Parlex Corporation Common Stock is traded over-the-counter and quoted on the Nasdaq National Market® under the symbol PRLX.

ANNUAL MEETING:
The Annual Meeting of Stockholders will be held on Tuesday, November 23, 2004 at 9:30 a.m., at Parlex Corporation, One Parlex Place, Methuen, Massachusetts.

Design: MediaConcepts Corporation, Assonet, MA www.mediaconceptscorp.com
Photograph of the Raymond® Model 7400 Reach-Fork Truck appears courtesy of The Raymond Corporation.

Parlex Corporation
One Parlex Place
Methuen, MA 01844
978.685.4341

www.parlex.com

PRX-AR-04